04039093

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

P.E. 7-1-04

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number: 333-100069

NETEASE.COM, INC.

2/F, Tower B
Keeven International Research & Development Centre
No. 43 West Road North Third Ring Road, Haidian District
Beijing, People's Republic of China 100086
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___N.A.___

The index of exhibits may be found at Page 2

hk-38058

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By: Ted Sun

Name: Mr. Ted Sun
Title: Acting Chief Executive Officer

Date: July 29, 2004

NetEase Annual 2003

網易 NETEASE
www.163.com

power to the people

Table of Contents

power to the people

Letter to Our Fellow Shareholders

Dear Fellow Shareholders:

First, let us again express our sincere gratitude for the continued support you have given us through the years. 2003 represented another solid year of performance for NetEase, and continued to underscore the success of our business model. We continue to develop innovative and useful free and fee-based services for our users whether via the Internet on the PC or via the mobile handset, for example, web and wireless e-mail services and matchmaking services. Furthermore, as one of China's leading Internet portals, the NetEase Web sites continue to benefit from China's booming Internet usage - with 79.5 million Internet users at the end of 2003 compared to 59.1 million at the end of 2002, according to China Internet Network Information Center, China is second only to the US in terms of total connected population. Our online games and wireless value-added services, as well as the NetEase Web sites whose accumulated registered accounts increased 76% to 167 million at the end of 2003, have become more popular than ever.

2003 was also another year of strong financial performance for the company and marked our second year of consecutive net profit - a record among the major Chinese Internet portals. Net revenue showed strong growth this year as well, increasing 145% over 2002 to a record US$66 million. Financially, the company continues to be on a very strong footing, with diversified revenue streams, a strong balance sheet and positive operating cash flow.

This year was also especially important because we solidified our position as one of China's leading online game developers and providers. Our success in the online game sector, particularly our proven in-house development capabilities, is a key competitive strength for NetEase.

As we look back on the year, I'd like to highlight a few trends and new initiatives from our three main revenue lines:

Online games will continue to be a major revenue driver for NetEase going forward.
The outlook for the online game sector in China is extremely positive. According to IDC's report China Online Game Market Sizing and Forecast 2003-2008, issued in May 2004, China's online gaming subscriptions will increase from US$159.7 million in 2003 to US$822.9 million in 2008. Our first in-house developed game, "Westward Journey Online Version 2.0", which was launched in 2002, continues to rank among the most popular online games in China and has received numerous awards, including Top 10 Most Popular Domestic Developed Game by the "China Game Industry

Report 2003", which was sponsored by the General Administration of Press and Publication, a governmental agency in China. Of further note, at the end of the year we launched a beta version of a new in-house developed game, "Fantasy Westward Journey". Targeted at the younger generation aged between 15 to 25 living in coastal cities, this game hopes to broaden our user demographic base, and the initial results of the commercial launch have been encouraging. Our in-house game development capabilities enable us to address the specific tastes and needs of Chinese users and to upgrade our games without having to rely on a third party licensor's time-table. We believe that these capabilities directly contributed to the success of both of our in-house developed games, although we will continue to look for opportunities to license suitable quality titles from third parties. Going forward, we plan to continue to launch new games to take advantage of this fast-growing sector and we expect online games to be a key growth driver for the company in 2004.

Innovation is critical in maintaining competitive advantage in the wireless value-added services market.

Turning to wireless value-added services, this area of our business faced significant challenges this year, mainly due to increasing competition, especially in the SMS services sector toward the end of the year, as well as new rules set by the Chinese mobile operators which adversely affected our SMS revenues. However, building on our strength in innovative uses of technologies in China, we intend to develop new higher-end wireless value-added services for our users in order to differentiate us from the more commoditized services offered by many other service providers in China. Additionally, given the large base of registered accounts on the NetEase Web sites and our focus on developing new wireless value-added services that have a tie-in with those sites, we believe we maintain some core advantages in the continued convergence of wireless and the Internet. While we expect the wireless value-added services market in China, especially SMS, to become increasingly competitive, we expect consumer demand to grow overall and believe we can develop new and innovative services to attract users.

The outlook for our advertising business is very positive.

Our advertising services revenue showed good year-on-year growth and will continue to be an important revenue driver for NetEase in 2004. With the rapid growth of Internet usage in China, we are seeing more and more advertisers accepting the Internet as a mainstream media and essential promotion channel. Throughout 2003, we worked to tailor our content line-up and other online services to appeal to our users and advertisers alike. We intend to continue our efforts to increase value to our users and advertisers, through further investment in content development.

Going forward, we are optimistic that the company's ability to build one of China's largest Internet portals will position the company for long term success in online games, wireless value-added and other fee-based premium services, and advertising. In the coming year, we will continue focusing on our business strategy of maintaining our diversified revenue streams and continuous product innovation, a strategy which has led to our proven success in the past and we believe will be key to our future growth.

Again, I'd like to thank NetEase's shareholders, as well as our partners, users and employees, for their continued support. Together, we will strive to achieve even greater success in 2004 and the years to come.

Sincerely,

Ted Sun

Ted Sun
Acting Chief Executive Officer

Our Business



NETEASE'S MISSION

To deliver "Power to the People" by using the latest Internet technologies to enhance meaningful information sharing and exchange.

COMPANY OVERVIEW

Through our subsidiaries and contracts with our affiliates, NetEase operates a leading interactive online and wireless community in China and is a major provider of Chinese language content and services through our online games, wireless value-added services and Internet portal businesses. As of December 31, 2003, we had registered an accumulated total of approximately 167 million accounts, and our average daily page views exceeded 390 million for the month ended December 31, 2003.

We generate revenues from fees we charge users of our online games and wireless value-added and other fee-based premium services, as well as from selling online advertisements on the NetEase Web sites. Basic service offerings are also available on the NetEase Web sites without charge to our users.


Internet Portal
Wireless Value-Added Services
Online Games

Online Games

Our online games business focuses on offering massively multi-player online role-playing games to the Chinese market, known as MMORPGs. MMORPGs are played over the Internet in "virtual worlds" that exist on game servers to which thousands of players simultaneously connect and interact. We both develop and license online games that are targeted at the Chinese market, and we strive to provide the highest quality game playing experience to our users. Our current MMORPG titles include our in-house developed titles, "Westward Journey Online Version 2.0" and "Fantasy Westward Journey", and one licensed title, "PristonTale."

Our MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase Web sites. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. Players develop their characters according to choices they make within the construct of the game and interact with computer operated characters as well as with other players that are playing on the same network server. Players are able to communicate with each other during the game through messaging or chat, allowing them to coordinate their activities with other players to form groups and achieve collective objectives.

We believe providing strong, dependable customer support is a key component to succeeding in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. In addition, our customer service specialists, known as game masters, also appear as characters within the game world and provide assistance and guidance to players, as well as maintain an atmosphere of fun and fair play.

To pay for game playing time, players use our prepaid point card system. Point card distribution channels include wholesalers, Internet cafes, software stores, supermarkets, bookstores and convenience stores.

For the month of December 2003, our online games combined had an average of 171,000 concurrent users and a total of 1.7 million unique paying users. The following chart sets forth the average number of concurrent users for each of our three MMORPG game titles as of the dates indicated:

	For the month ended December 31,	
	2002	2003
	(number of average concurrent users)	
Westward Journey Online Version 2.0	41,375	126,962
PristonTale	9,605	2,510
Fantasy Westward Journey (1)	–	41,956

(1) Fantasy Westward Journey began beta testing in December 2003 and was commercially launched in January 2004.

Wireless Value-Added Services

Through arrangements with the two principal mobile phone operators in China, China Mobile and China Unicom, we offer a wide-range of services which allow users, for example, to receive news and other information such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. Combining content from our Internet portal (both user-generated and from our content partners) with the applications we have developed in-house, our wireless business department strives to offer services that are responsive to our users' changing tastes and needs, as well as leverage the core services of the Internet portal.

Currently, most of our wireless value-added services are provided to users in the form of short messaging services, known as SMS. At December 31, 2003, NetEase had more than 33 million registered SMS accounts. Our SMS services can be generally classified into four main categories, namely, news and information subscription services, interactive and community services, Internet-related services and media downloading services. The following are our more popular SMS services in our four major service categories:

News and Information Subscription Services	Interactive and Community Services	Internet-related Services	Media Downloading Services
Current news	Matchmaking	E-mail-related	Ringtones
Financial news	SMS girlfriend	E-card notification	Logos
Sports news	SMS pet	Instant messaging	Screensavers
TV guide			
Weather forecast			

MMS, WAP and Other Emerging Mobile Phone Technologies

In addition to our SMS offerings, a small but increasing portion of our wireless value-added services are from emerging wireless technology standards, including multi-media messaging services, or MMS, interactive voice response services, or IVRS, and wireless application protocol, or WAP. Users can access these advanced services with mobile phones that utilize the new GPRS or CDMA 1X technology standards. We intend to continue to develop and introduce higher-end and more sophisticated wireless value-added services as these new technologies become more widely available and accepted.

Internet Portal

The NetEase Web sites provide Internet users with Chinese language online services centered around three core services-content, community and communication, and commerce.

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The NetEase Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through 21 channels, including channels focusing on news, entertainment, sports, finance, information technology, automobiles, astrology and cartoons, as well as regional sites aimed at users in Guangdong and Shanghai.

Community and Communication

The NetEase Web sites also provide a broad array of free and fee-based community and communication services, including e-mail, instant messaging, personal advertisements, matchmaking, alumni directories, personal homepages, clubs, e-cards, chat rooms and community forums.

Our Business

Commerce

We also offer an online shopping mall, providing Internet users in China an online location at which they can shop from the convenience of their homes and offices or in Internet cafes and thereby access products and information which might otherwise not be conveniently available. In turn, our technology platform allows e-commerce and traditional businesses to establish or expand their retail networks via the NetEase Web sites.

Effective Marketing Platform

The NetEase Web sites provide an established marketing platform for advertisers, whereby they can reach NetEase's large registered user base to conduct integrated marketing campaigns by means of a full range of advertising formats and techniques. These include banner advertising, direct e-mail, interactive media-rich sites, sponsored special events, games and contests and other activities.

Other

The NetEase Web sites also provide useful resources to our users, including a Web directory, Web search service and classified ads. Of note, our Web directory is based on an open architecture system with over 470 volunteer editors working to build a categorized directory of Chinese Web sites.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of December 31, 2003, we had registered an accumulated total of approximately 167 million accounts, and our average daily page views exceeded 390 million for the month ended December 31, 2003.

During 2003, we continued to develop our online games, wireless value-added services and other fee-based premium services. We also believe that advertising will continue to be one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by these fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenue.

We achieved a net profit of RMB322.9 million (US$39.0 million) for 2003 and generated positive operating cash flows of RMB373.7 million (US$45.2 million) during the year. Our accumulated deficit was reduced from RMB454.1 million as of December 31, 2001 to RMB437.8 million as of December 31, 2002 and to RMB148.7 million (US$18.0 million) as of December 31, 2003. These accumulated losses have been funded principally with proceeds from the issuance of our American Depositary Shares at our initial public offering, the proceeds of our issuance of Zero Coupon Convertible Subordinated Notes due July 15, 2023 and cash flow from our operations.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2003, we had four major directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive. As of December 31, 2003, we also had two wholly owned subsidiaries, NetEase (U.S.) Inc., or NetEase US, and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which were inactive during 2003.

NetEase Beijing, NetEase Shanghai and Boguan were established in China on August 30, 1999, May 14, 2000 and December 8, 2003, respectively. NetEase US was established in the U.S. on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002, and Guangzhou Interactive was established in China on October 15, 2002.

Under current Chinese regulations, there are limitations on the percentage interest foreign companies may have in value-added telecommunications businesses in China, which include the operation of Internet content provision businesses and the provision of online games and wireless value-added services such as short messaging services, or SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. Because of these restrictions, NetEase.com is not permitted directly to wholly own an Internet content provider, wireless value-added services provider or advertising business. We conduct our business in China solely through our wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, NetEase Interactive and Guangzhou Interactive.

NetEase Beijing provides technical consulting and related services to Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi; NetEase Shanghai provides technical consulting for advertising services offered by our affiliates; and Guangzhou Interactive mainly provides services for online games offered by Guangzhou NetEase.

Guangzhou NetEase is a limited liability company organized under the laws of China and is owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase's 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider, and during 2003, this company earned revenue relating to wireless application protocol, or WAP, services, which represented an insignificant portion of our wireless value-added services revenue.

We have entered into a series of contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and Ling Yi with respect to the operation of the NetEase Web sites and the provision of advertising services. Our services to Guangyitong Advertising constitute the majority of our advertising-related operations.

The revenue earned by Guangzhou NetEase, Guangyitong Advertising and Ling Yi largely flows through to us pursuant to our contracts with them. We currently derive all our online games and wireless value-added and other fee-based premium services revenues from fees earned pursuant to our agreements with Guangzhou NetEase and Ling Yi, on the one hand, and NetEase.com and NetEase Beijing, on the other hand. We provide Internet portal and e-commerce technologies and technical services to each of Guangzhou NetEase and Ling Yi and pay certain operating costs they incur in operating their businesses in exchange for service fees. The service fee that we charge Guangzhou NetEase includes substantially all of the online games, wireless value-added and other fee-based premium services revenue recognized by Guangzhou NetEase, net of a 3.3% or 5.5% business tax and certain surcharges that apply to these revenues. The service fee that we charge Ling Yi includes substantially all of the wireless value-added services revenue recognized by Ling Yi, net of a 3.3% business tax and certain surcharges that apply to these revenue.

We currently derive all our advertising services revenue from fees we earn from Guangyitong Advertising. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to it and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenue of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5.5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenues.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46"), which was subsequently amended by a revised interpretation ("FIN 46-R"). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. See "Recent Accounting Pronouncements." According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with our previously unconsolidated related companies, Guangzhou NetEase, Guangyitong Advertising and Ling Yi. Although we do not have any direct ownership interest in those related companies, due to the degree of control we exercise over them pursuant to our contractual relationships with them, and to the underlying commercial realities, our management has determined that consolidating these companies' results into our accounts better reflects our company's actual economic condition. Accordingly, effective January 1, 2004, we adopted the provisions of FIN 46 and began consolidating Guangzhou NetEase, Guangyitong Advertising and Ling Yi on a prospective basis in our consolidated financial statements starting with the first quarter of 2004. Our financial statements for all prior periods do not consolidate those entities.

Revenue

Our revenues were RMB28.3 million, RMB232.6 million and RMB569.1 million (US$68.8 million) in 2001, 2002 and 2003, respectively. We generate our revenue from provision of online games, wireless value-added and other fee-based premium services, and advertising services. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase, a related party. Thereafter, we operated a co-branded auction Web site with EachNet which was ultimately terminated in July 2002, at which time we restarted our own online auction platform providing free auction services to our registered users until June 2003. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. Other than revenue from our related parties, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenue for 2001, 2002 and 2003.

Online Games

Guangzhou NetEase receives all of its online games revenue from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafes, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase "virtual" prepaid cards online via credit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenue from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

Wireless Value-Added and Other Fee-based Premium Services

Guangzhou NetEase and, to a much lesser extent, Ling Yi receive wireless value-added services revenue which is currently predominantly derived from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, the ability to download ringtones and logos to customers' mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market in 2003 and the first half of 2004, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. To combat this intensifying competition and grow our position in the wireless value-added services market, we intend to continue improving our existing services and developing new ones, but these efforts may not be successful.

We are also focusing on developing services which utilize emerging wireless technologies. For example, in April 2003, we started to offer multimedia messaging services, or MMS, under a cooperative agreement with China Mobile. We also provide WAP services to China Mobile's and China Unicom's users. Furthermore, we have recently developed wireless interactive voice response services, or IVRS, which are a new category of wireless value-added services that allow users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these technologies becomes more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services Our online fee-based premium services, supplied to registered users of the NetEase Web sites, includes premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenue from provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. This type of corporate solutions revenue constituted only 0.1%, 0.4% and 0.03% of our net revenues in 2001, 2002 and 2003, respectively, and we expect this category of revenue to remain immaterial to our business in the future.

Advertising Services

We derive virtually all our advertising services revenue from fees we earn from advertisements placed on the NetEase Web sites by Guangyitong Advertising. Revenues from advertising services constituted 50.0%, 14.7% and 15.1% of net revenues in 2001, 2002 and 2003, respectively.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets and the fourth quarter as the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of staff costs (in particular remuneration to employees known as the "Game Masters" who are responsible for the daily co-ordination and regulation of the activities inside our games' virtual worlds), monthly franchise fees paid to a Korean licensor for one of our online games (calculated based on the net amount of revenue we earned from operating the game according to a licensing agreement), advertising fees paid to celebrity spokespersons and revenue sharing expenses paid to third party promoters of our online game titles.

In addition, cost of revenues for our online games also includes that portion of bandwidth and server custody fees and depreciation and amortization of computers and software, attributable to our online games business. Our subsidiaries and affiliated companies have network servers co-located in facilities owned by China Telecom's and China Netcom's affiliates, for which we pay custody fees to China Telecom and China Netcom.

Wireless Value-Added and Other Fee-based Premium Services

Cost of revenues related to our wireless value-added and other fee-based premium services consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software attributable to the provision of wireless value-added and other fee-based premium services. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

In 2003, cost of revenues for these services also included referral fees paid to third party Web sites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party Web sites that referred them to us, commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party Web sites in 2003 totaled approximately RMB7.4 million (US$0.9 million).

Advertising Services

Cost of revenues related to our advertising services consists primarily of staff costs and content fees paid to content providers for the NetEase Web sites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software attributable to the provision of advertising services.

Operating Expenses

Operating expenses primarily include selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of marketing and advertising; salary and welfare expenses and compensation costs; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges.

Research and Development Expenses

Research and development expenses consist principally of compensation for our research and development professionals. In 2003, such expenses also included licensing fees paid to a third party developer of a 3-D game engine to be used in our future online games.

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. During 2000, 2001, 2002 and 2003, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under the 2000 Stock Option Plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For 2003, we recorded share compensation cost of approximately RMB0.2 million (US$0.03 million). This cost has been allocated to (i) selling, general and administrative expenses and (ii) research and development expenses, depending on the functions for which these personnel and employees are responsible. The significant reduction in the share compensation costs recorded for 2003 as compared to 2002 was due to the fact that substantially all of the deferred compensation costs arising from the share grants to certain members of senior management of our company and the share transfers from the principal shareholder to certain members of senior management and employees of our company during the years 1999 and 2000 were already amortized in accordance with the related vesting periods of the share grants and share transfers by the end of 2002.

As of December 31, 2003, deferred compensation cost relating to share option grants in 2003 or prior years amounted to RMB69,175 (US$8,358), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in 2004 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise." According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT (i.e. an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, such preferential tax treatment may be subject to review by higher authorities. If such preferential tax treatment was not available to NetEase Beijing, it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive received the relevant approval to be recognized as a "New and High Technology Enterprise." According to the approval granted by the Guangzhou State Tax Bureau in December 2003, Guangzhou Interactive is fully exempted from EIT in 2003 and 2004. We intend to apply for continued preferential tax treatment which would allow Guangzhou Interactive to pay a reduced EIT rate of 15% for future periods, but we cannot be certain whether we will obtain such approval. If we do not receive any additional preferential tax treatment, Guangzhou Interactive would be subject to the normal tax rate of 30% EIT and a 3% local tax beginning in 2005.

Guangzhou NetEase and Guangyitong Advertising are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

Ling Yi is a Chinese domestic enterprise and is generally subject to a 33% EIT. However, Ling Yi was categorized as a tax payer under the telecommunication business sector by the local tax bureau of Guangzhou. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Ling Yi is subject to a business tax on revenues derived from services, which is generally 3%. In addition, Ling Yi is subject to educational surcharges of 3% on the business tax so paid. In addition, Ling Yi is subject to a cultural development fee of 7% on the business tax so paid.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

We are subject to a business tax on our revenues derived from services which is generally 5%. In addition, until June 30, 2003, we were subject to a value-added tax ranging from 6% to 17% for revenues we earned from the sale of computer hardware purchased on behalf of our customers. Guangzhou NetEase and Guangyitong Advertising are also subject to a business tax at 3.3% and 5.5% on their revenues, respectively. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees. These taxes effectively reduce the revenues we derive from Guangzhou NetEase and Guangyitong Advertising.

Subject to the approval of the relevant tax authorities, NetEase Shanghai had total tax loss carryforwards of approximately RMB29.3 million (US$3.5 million) as of December 31, 2003 for EIT purposes. Approximately RMB17.2 million (US$2.1 million) and RMB12.1 million (US$1.5 million) of such losses will expire in 2006 and 2007, respectively.

The above tax loss carryforwards give rise to potential deferred tax assets totaling RMB9.7 million (US$1.2 million) as of December 31, 2003.

Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games

We recognize revenue at the time when the points on our prepaid point cards are consumed and services are provided.

Wireless Value-Added Services

Wireless value-added services revenue, which represents Guangzhou NetEase's and Ling Yi's share of the revenues under their cooperative arrangements with China's two mobile phone operators, is recognized by us primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators' share of revenue and uncollectible amounts because we consider those operators to be the primary obligors in the information transmission and delivery process which is a critical and integral part of our wireless value-added services. In addition, this revenue recognition approach is supported by the fact that the mobile phone operators must approve all services pricing and they have significant influence over other terms under our cooperative arrangements with them. Uncollectible amounts mainly represent the mobile phone operators' billing and transmission failures which means that the services were undeliverable to the user because the user's phone was turned off for an extended period of time, the user ceased to subscribe to the mobile network or his or her prepaid phone card ran out of value, or the mobile phone operators' networks or our system experienced technical problems. We are unable to estimate or separately confirm the amount of uncollectibles which is reflected in any particular monthly statement and are totally reliant on the information provided by the mobile phone operators in their monthly statements for purposes of our record keeping.

Other Fee-Based Premium Services

We recognize revenue for these services ratably over the period when the services are provided, except in the case of our prior online auction services. Prior to October 2000, Guangzhou NetEase earned revenues from services to online auction sellers, whether businesses or consumers, which Guangzhou NetEase recognized ratably over the relevant period. In October 2000, we established a co-branded online trading and auction channel in partnership with EachNet. In June 2002, we entered into an agreement with EachNet to terminate our strategic cooperation agreement and the co-branded Web site. We earned both fixed upfront fees and referral fees from EachNet during the period of cooperation. In July 2002, we re-started our own online auction platform providing free services to our registered users after the termination of the co-branded Web site with EachNet, but we discontinued such services in June 2003.

Advertising Services Revenue

Since December 1999, we have recognized advertising services revenue that we earn through our arrangement with Guangyitong Advertising as services are rendered and the service revenues are earned under the advertising agreements, which is the same time Guangyitong Advertising recognizes such revenue.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts, though in 2002 and 2003 we have seen an increasing number of advertisers which are willing to enter into long-term contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising's obligations to the advertisers have traditionally also included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions were not met within the contractual time period, Guangyitong Advertising deferred recognition of the corresponding revenues until the remaining guaranteed impression levels were achieved. In 2002, we began focusing on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. Guangyitong Advertising currently has only a few CPM contracts in effect, but it is possible that Guangyitong Advertising may have to enter into more CPM contracts in the future due to changes in advertisers' demands. Guangyitong Advertising has also entered into several "cost per action" advertising contracts (known as CPA contracts) whereby revenue is received by Guangyitong Advertising when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. In 2003, CPA contracts represented only a small portion of our advertising revenue, and we expect that this will continue in the near-term.

Online Mall Revenue

Guangzhou NetEase originally launched our online shopping mall platform in July 2000. As of December 31, 2003, this online shopping mall had 9 "online storefronts" with stores being operated by the merchant tenants themselves. From the fourth quarter of 2001, most merchants pay Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognizes ratably over the period of the contracts. Additionally, a small portion of the merchants pay Guangzhou NetEase commissions based on that merchant's revenues which are recognized on a monthly basis. Prior to 2002, we also received referral fees from online shopping mall partners of the NetEase Web sites which Guangzhou NetEase recognized when services were rendered. As of December 31, 2003, there were no active referral arrangements for which we were recognizing revenue, but we are currently seeking to enter into new referral arrangements.

Barter Transactions

Revenue from barter transactions primarily relate to advertising and decreased in 2001, 2002 and 2003 as a result of the development of our business. As our business grew and our cash resources improved, we were able to enter into more cash transactions and became less reliant on barter transactions in providing or receiving services. Prior to January 20, 2000, barter transactions were recorded at the estimated fair market value of the services received or estimated fair market value of the services provided, whichever was more readily determinable. Effective from January 20, 2000, we adopted the consensus reached in Emerging Issue Task Force, or EITF, Issue No. 99-17, to account for barter transactions. According to EITF Issue No. 99-17, revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. In 2001, the recognized revenues and expenses derived from barter transactions were RMB0.7 million (US$0.1 million). There was no revenue and expense derived from barter transactions in 2002 and 2003. We also engaged in some advertising barter transactions in 2001, 2002 and 2003 for which the fair value is not determinable within the limits of EITF Issue No. 99-17, and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.

Other Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We consider all relevant factors that are material to our business, including positive indicators (such as an improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued growth in the market for our services) and certain negative indicators (such as an increase in competition and industry risk such as our dependency on relationships with the mobile operators in China). A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. There can be no assurance that NetEase Shanghai will be able to utilize all the net operating loss carryforwards before their expiration.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvement) on a straight-line basis over their estimated useful lives, which range from one to five years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 6 months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than a year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

Litigation Reserve

No material litigation reserve existed as of December 31, 2003 because management believed, and continues to believe, that the ultimate resolution of the claims to which it is presently subject will not result in any material financial impact on our company.

Repurchase of Shares

On July 4, 2003, we entered into an agreement with affiliates of The News Corporation Limited ("Newscorp") to repurchase 27,142,000 of our ordinary shares held by one of Newscorp's affiliates. The transaction was completed in July 2003. Under the agreement, we paid Newscorp a net aggregated amount of approximately US$4.6 million, and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase's Web sites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, we are entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004 or such other date as the parties shall agree. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. We did not recognize this amount of unused advertising as an asset.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenue:

	For the year ended December 31,					
	2001		2002		2003	
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:						
Revenues:						
Online game services	–		37,053,414	15.9	203,246,114	35.7
Wireless value-added and other fee-based premium services	14,136,369	50.0	161,305,678	69.4	279,659,170	49.1
Advertising services	14,163,952	50.0	34,209,376	14.7	86,183,733	15.2
Total revenues	28,300,321	100.0	232,568,468	100.0	569,089,017	100.0
Business tax	(2,274,784)	(8.0)	(11,627,216)	(5.0)	(26,954,502)	(4.7)
Net revenues	26,025,537	92.0	220,941,252	95.0	542,134,515	95.3
Cost of revenues:						
Online game services			(15,530,501)	(6.7)	(20,873,502)	(3.7)
Wireless value-added and other fee-based premium services			(29,524,647)	(12.7)	(36,965,777)	(6.5)
Advertising services			(26,622,426)	(11.4)	(27,623,438)	(4.9)
Total cost of revenues	(60,058,488)	(212.2)	(71,677,574)	(30.8)	(85,462,717)	(15.1)
Gross profit (loss on revenues)	(34,032,951)	(120.2)	149,263,678	64.2	456,671,798	80.2
Operating expenses:						
Selling, general and administrative expenses	(181,765,047)	(642.3)	(94,307,613)	(40.6)	(110,770,403)	(19.5)
Asset impairment loss	(2,766,543)	(9.8)	(746,857)	(0.3)	–	
Research and development expenses	(13,322,789)	(47.1)	(14,184,724)	(6.1)	(19,120,827)	(3.4)
Class action settlement	–		(36,005,385)	(15.4)	–	
Total operating expenses	(197,854,379)	(699.2)	(145,244,579)	(62.4)	(129,891,230)	(22.9)
Operating profit (loss)	(231,887,330)	(819.4)	4,019,099	1.8	326,780,568	57.3
Other income (expenses):						
Investments impairment loss	(8,924,381)	(31.5)	–		–	
Investment income	–		–		538,278	0.1
Interest income	17,571,187	62.1	7,562,322	3.3	11,273,685	2.0
Interest expenses	(9,882,874)	(35.0)	(1,401,041)	(0.6)	–	
Other, net	(40,516)	(0.1)	3,725,370	1.6	5,410,171	1.0
Income (loss) before tax	(233,163,914)	(823.9)	13,905,750	6.1	344,002,702	60.4
Income tax benefit (expenses)	–		2,395,888	1.0	(21,129,978)	(3.7)
Net income (loss)	(233,163,914)	(823.9)	16,301,638	7.1	322,872,724	56.7
Share compensation cost included in:						
Cost of revenues	–		(1,908,125)	(0.8)	–	
Selling, general and administrative expenses	(204,423)	(0.7)	(1,522,369)	(0.6)	(151,166)	(0.0)
Research and development expenses	(2,153,335)	(7.6)	(376,364)	(0.2)	(88,236)	(0.0)
	(2,357,758)	(8.3)	(3,806,858)	(1.6)	(239,402)	(0.0)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Total revenues increased by 144.7% to RMB569.1 million (US$68.8 million) in 2003 from RMB232.6 million in 2002. Revenue from online games, wireless value-added and other fee-based premium services, and advertising services constituted 35.7%, 49.1% and 15.2%, respectively, of our total revenue in 2003. This compares with 15.9%, 69.4% and 14.7%, respectively, of our total revenue in 2002.

Online Games

Revenue from online games increased by 448.5% to RMB203.2 million (US$24.6 million) in 2003 from RMB37.1 million in 2002. This increase was mainly due to the increase in popularity of "Westward Journey Online Version 2.0", our in-house developed massively multi-player online role-playing game (known as MMORPGs). The number of average concurrent players for this game increased to approximately 127,000 in December 2003 from approximately 41,000 in December 2002. This increase was partially offset by a decrease in popularity of PristonTale, the MMORPG we license from a Korean developer and that we commercially launched in August 2002. Revenue generated from PristonTale accounted for only approximately 5.7% of our total revenue from online games in 2003.

Wireless Value-Added and Other Fee-based Premium Services

Revenue from wireless value-added and other fee-based premium services increased by 73.4% to RMB279.7 million (US$33.8 million) from RMB161.3 million in 2002. This increase was primarily due to the increase in paying customers for our SMS services in 2003. The number of monthly active users for SMS services increased to approximately 3.9 million in December 2003 from approximately 2.6 million in December 2002. This increase was consistent with the increase in overall popularity of SMS among the expanding population of mobile phone users in China This market is, however, increasingly shifting towards next generation technologies, with mobile operators upgrading their networks to general packet-switched radio service, or GPRS, and code division multiple access 1X RTT, or CDMA 1X RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP.

Advertising services

Our advertising services revenues increased by 151.9% to RMB86.2 million (US$10.4 million) in 2003 from RMB34.2 million in 2002, primarily due to the increase in average spending by traditional advertisers (i.e., customers which do not advertise through our search and classified ad services). Average net revenue per traditional advertiser increased to approximately RMB239,000 (US$29,000) in 2003 from RMB122,000 in 2002. The number of traditional advertisers using the NetEase Web sites increased to 337 in 2003 from 280 in 2002, with revenues from our top ten advertisers comprising 27.4% of our total advertising services revenues in 2003 as compared to 23.2% in 2002.

Cost of Revenues

Our cost of revenues increased by 19.2% to RMB85.5 million (US$10.3 million) in 2003 from RMB71.7 million in 2002 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. In 2003, costs relating to online games, wireless value-added and other fee-based premium services and advertising services represented 24.4%, 43.3% and 32.3% of total cost of revenue, respectively. This compares with 21.7%, 41.2% and 37.1%, respectively, in 2002.

Online Games

Cost of revenues from our online games increased 34.4% to RMB20.9 million (US$2.5 million) in 2003 from RMB15.5 million in 2002. This increase in cost of revenues in 2003 was primarily due to a combination of the following factors:

- Payments to the celebrity acting as our spokesperson for our online game "Westward Journey Online" (Versions 1.0 and 2.0) increased RMB4.4 million. These payments are calculated on the basis of a percentage of revenues we earn from the game, and the increase in payments in 2003 was directly related to the increase in revenue from the game due to its increased popularity in 2003; and

- Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased RMB3.5 million to RMB4.8 million (US$0.6 million) in 2003 from RMB1.3 million in 2002 due to increased production of cards in 2003.

These increases were partially offset by a decrease in bandwidth and server custody fees of RMB2.1 million to RMB2.7 million (US$0.3 million) in 2003 from RMB4.8 million in 2002.

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 25.2% to RMB37.0 million (US$4.5 million) in 2003 from RMB29.5 million in 2002. This increase in cost of revenues in 2003 consisted primarily of RMB7.4 million (US$0.9 million) in referral fees paid to third-party Web sites for introducing new wireless value-added services customers to us. The referral program pursuant to which these payments were made commenced at the beginning of 2003, and no such referral payments were made in 2002. The program ended in July 2003. This increase was also due, in part, to increased SMS network transmission fees of RMB3.4 million due to the temporary provision of free SMS messaging through our instant messaging service, POPO, in late 2003. These increases were partially offset by a decrease in depreciation and amortization of computers and software attributable to our wireless value-added and other fee-based premium services of RMB2.4 million (US$0.3 million) to RMB6.3 million (US$0.8 million) in 2003 from RMB8.7 million in 2002.

Advertising Services

Cost of revenues from our advertising services increased 3.8% to RMB27.6 million (US$3.3 million) in 2003 from RMB26.6 million in 2002 due primarily to an increase in staff and staff-related costs. Staff and staff-related costs increased RMB2.9 million to RMB9.9 million (US$1.2 million) in 2003 as compared to RMB7.0 million in 2002 as a result of the expansion of our sales staff from 41 as of December 31, 2002 to 89 as of December 31, 2003. This increase was partially offset by a decrease of RMB1.3 million in depreciation and amortization of computers and software attributable to our advertising services to RMB5.7 million (US$0.7 million) in 2003 from RMB7.0 million in 2002 as a result of the full depreciation of certain computer equipment in 2003.

Gross Profit

As a result of the strong revenue growth in 2003, our gross profit increased by 205.9% to RMB456.7 million (US$55.2 million) in 2003 from RMB149.3 million in 2002. Our gross margins increased to 80.2% in 2003 from 64.2% in the 2002.

The significant improvement in gross margins was primarily driven by economies of scale as revenues continued to increase while cost of revenues increased at a slower rate.

Operating Expenses

Total operating expenses decreased by 10.6% to RMB129.9 million (US$15.7 million) in 2003 from RMB145.2 million in 2002. The decrease in 2003 was mainly due to a one-time provision for the class action settlement of RMB36.0 million in 2002. Excluding such one-time provision, total operating expenses were 18.9% higher in 2003 than in 2002. Operating expenses as a percentage of total revenue decreased from 62.4% in 2002 to 22.9% in 2003.

Selling, general and administrative expenses increase by 17.5% to RMB110.8 million (US$13.4 million) in 2003 from RMB94.3 million in 2002 primarily due to the following reasons:

- Increase in staff costs of approximately RMB8.9 million (US$1.1 million) as a result of increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenue in 2003 when compared to 2002; and

- Additional marketing and promotional events in 2003 when compared to 2002. This resulted in an increase in marketing spending of approximately RMB5.5 *million* (US$*0.7 million*). We anticipate that our marketing expenses will continue to increase in 2004 as a result of our new marketing campaign we intend to launch later in 2004 which will focus on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

Research and development expenses increased 34.8% to RMB19.1 million (US$2.3 million) in 2003 from RMB14.2 million in 2002. This increase was due to the following reasons:

- Increase in research and development staff-related costs of RMB2.4 million (US$0.3 million) stemming largely from the recruitment of programmers and technicians to assist our online games business; and

- Approximately RMB2.2 million (US$0.3 million) in license fees in 2003 paid to a third-party vendor to license a 3-D game engine for the development of further online games. We did not incur such license fees in 2002.

Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they have historically not been consolidated into NetEase.com. NetEase.com makes corresponding bad debt provisions when those affiliated companies do so in their books of accounts. Since NetEase.com relies on Guangzhou NetEase and Guangyitong Advertising to collect monies from their customers to realize its revenue earned from providing consulting services, NetEase.com also assists these two affiliates, which were unconsolidated prior to 2004, to manage their receivable balances.

As of December 31, 2003, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB82.0 million. After providing for doubtful accounts in the amount of RMB10.2 million, the net balance of accounts receivable was RMB71.8 million as of December 31, 2003. Among the RMB10.2 million allowance for doubtful accounts, RMB4.7 million and RMB5.5 million represented general and specific provisions, respectively.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

The amount of additional provision made for bad and doubtful debts amounted to RMB3.6 million for fiscal year 2003. The additional provision mainly comprised specific provisions on specific debtors and, to a lesser extent, the increase in the balance of general provisions.

As of December 31, 2003, Guangzhou NetEase and Guangyitong Advertising had two customers with receivable balances exceeding 10% of the total accounts receivable balance, namely China Mobile and China Unicom which owed Guangzhou NetEase approximately RMB28.5 million and RMB11.7 million, respectively, representing 34.7% and 14.3% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivables balances was made because of the current nature of such balances.

Other Income (Expenses)

Other income and expenses in 2003 mainly consisted of interest income. Interest income increased to RMB11.3 million (US$1.4 million) in 2003 from RMB7.6 million in 2002, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million convertible notes issue in July 2003. Interest expense decreased to zero in 2003 from RMB1.4 million in 2002, as all our bank loans were repaid during 2002.

We recognized other net income of RMB5.4 million (US$0.7 million) in 2003. This income primarily consisted of the write back of provisions for certain subscription receivable balances. The subscription receivable balances were related to certain loans to related parties under the family and friends program during our initial public offering in 1999. Full provision was made for such loans in 2001, but a portion of the loans were subsequently repaid in 2003. As a result, a portion of the provisions made in 2001 were reversed and recognized as other income in 2003.

Deferred Tax Valuation Allowance

For the year ended December 31, 2003, we considered all relevant factors that are material to our business, including positive indicators (such as improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued strong growth in the market for a portion of our services) and certain negative indicators (such as an increase in competition and industry risk such as our dependency on relationships with the mobile operators in China), and determined that it was more likely than not that we would be able to take advantage of all of our tax loss carryforwards from the prior fiscal years before their expiration. Accordingly, we decreased our deferred tax valuation allowance from RMB16.7 million to RMBnil as of December 31, 2003.

Income Tax

Income tax increased to RMB21.1 million (US$2.6 million) in 2003 from a credit of RMB2.4 million in 2002. The increase in 2003 was mainly due to an increase in revenues and taxable income in 2003, partially offset by an increase in deferred tax assets recognized in 2003 as compared to 2002. Our effective tax rate in 2003 was 6.1%.

Net Profit

As a result of the foregoing, net profit increased by 1,880.6% to RMB322.9 million (US$39.0 million) in 2003 from RMB16.3 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Total revenues increased by 721.8% to RMB232.6 million in 2002 from RMB28.3 million in 2001. In 2002, revenue from online games, wireless value-added and other fee-based premium services and advertising services constituted 15.9%, 69.4% and 14.7%, respectively, of our total revenue. This compares with nil, 50.0% and 50.0%, respectively, of our total revenue in 2001. Our revenue from online games rose in 2002 as that business was commercially launched in the beginning of that year. Our revenue from wireless value-added and other fee-based premium services increased significantly during 2002 mainly as a result of the substantial increase in revenue generated from our wireless value-added services. Our advertising services revenue also increased during 2002 due to the expansion of our sales team and a general increase in demand for online advertising in China during 2002.

Online Games

Revenue from online games increased to RMB37.1 million in 2002 from nil in 2001 as we commercially launched our first online game in the beginning of 2002. At the beginning of 2001, we acquired all the assets of a China-based online game software development company and started the development of an MMORPG. We launched our first MMORPG, "Westward Journey Online", for beta testing in December 2001, and started charging our users for their playing time in January 2002. Subsequently, we launched "Westward Journey Online Version 2.0" and "PristonTale", an MMORPG licensed from a Korean company, in August 2002.

Wireless Value-Added and Other Fee-based Premium Services

Revenues from wireless value-added and other fee-based premium services increased by 1,041.1% to RMB161.3 million in 2002 from RMB14.1 million in 2001, mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from increased revenues from our other fee-based services, including dating and friends matching, e-mail services and other premium services.

The substantial increase in revenue generated from our wireless value-added services was primarily due to the increase in the overall popularity of SMS in China and in the range and popularity of our proprietary services among the expanding population of mobile phone users in China.

The increase in revenue in 2002 from our other fee-based premium services, including premium e-mail, dating and friends matching and personal homepage hosting, was primarily due to the commercialization of our dating and friends matching services at the beginning of the year (these services were provided to our users free of charge in 2001 and prior periods), and to a lesser extent, due to the increase in the number of paying subscribers of our other fee-based services in 2002.

Advertising Services

Advertising services revenues increased by 141.5% to RMB34.2 million in 2002 from RMB14.2 million in 2001, primarily as a result of the expansion of our sales team from 27 employees to 41 employees and a general increase in demand for online advertising in China during 2002. In particular, we gained several new China-based advertising clients, including leading mobile phone and car manufacturers, and were able to increase the number of advertising contracts which are long-term (one year or more) in 2002. Average revenue per advertiser increased from approximately RMB36,000 in the first quarter to RMB69,000 in the fourth quarter of 2002. The number of traditional advertisers using the NetEase Web sites increased to 280 in 2002 from 174 in 2001, with revenues from our top ten advertisers comprising 23.2% of our total advertising services revenues in 2002 as compared to 40.3% in 2001.

Cost of Revenues

Our cost of revenues increased by 19.3% to RMB71.7 million in 2002 from RMB60.1 million in 2001, primarily due to the expansion of our online games business in 2002. A substantial portion of this increase was due to franchise and revenue share fees related to the "PristonTale" and "Westward Journey Online" games and, to a lesser extent, increased staff costs of our online games team. Please note that as a result of the manner in which we recorded our cost of revenues in 2001, we are not able to reasonably allocate those costs among online games, wireless value-added and other fee-based premium services and advertising services and thus cannot compare cost of revenues for the years 2001 and 2002 according to those categories.

As a result of the strong revenue growth in 2002, we achieved a gross profit of RMB149.3 million in 2002 as compared to a loss on revenues of RMB34.0 million in 2001. Our gross margins increased from 30.8% in the first quarter of 2002 to 72.7% in the fourth quarter of 2002. The gross margin for the year ended December 31, 2002 was 64.2%.

The significant improvement in gross margins was driven by economies of scales as revenue continued to increase with a relatively stable cost of revenues. In 2001, bandwidth costs increased due to an increase in our purchases of bandwidth in order to support higher Internet traffic during that year. Several factors contributed to the decrease in bandwidth costs in 2002 despite the fact that the volume of our communication traffic increased during the same period. The decrease was due to cheaper location facilities for our servers and a general decline in average annual bandwidth costs per unit from RMB19,500 per megabit per second in 2000 to RMB18,400 per megabit per second in 2001 to RMB7,500 per megabit per second in 2002, accompanied by an increase in the total average bandwidth capacity from 800 megabits per second in 2000 to 1000 megabits per second in 2001 to 1700 megabits per second in 2002.

Staff costs consisted primarily of compensation expenses for our online game and other e-commerce and editorial professionals and comprised 27.8% of our total cost of revenues in 2002, compared with 15.2% in 2001. The increase was mainly due to the increase in the number of employees during 2002, in particular for the online games business department, which increased from 62 employees to 95 employees.

Depreciation and amortization of computers and software comprised 24.9% of our total cost of revenues in 2002, compared with 22.6% in 2001. The increase was mainly due to the increase in the number of servers from 486 servers to 663 servers and to a lesser extent the increase in personal computer equipment during 2002.

Operating Expenses

Total operating expenses decreased by 26.6% to RMB145.2 million in 2002 from RMB197.9 million in 2001. Operating expenses as a percentage of total revenues decreased from 699.1% in 2001 to 62.5% in 2002. The decrease in 2002 was mainly due to the fact that the substantial fees charged by third parties in 2001 as discussed in the next paragraph did not recur in 2002.

Selling, general and administrative expenses decreased by 48.1% to RMB94.3 million in 2002 from RMB181.8 million in 2001, primarily due to expenses of more than RMB50.0 million for legal and professional fees and consultancy fees in 2001 which substantially decreased in 2002, and to a lesser extent due to our cost control measures in 2002.

In 2002, we incurred a significantly lower amount of legal and professional fees of about RMB17.8 million because the matters listed in the following sentence were either resolved or required significantly less attention, resulting in a lower consumption of legal and professional services. In 2001, we incurred approximately RMB42.5 million in legal and professional fees in relation to an inquiry by the U.S. Securities and Exchange Commission, the class action litigation we were involved in, the appeal of a delisting action initiated by Nasdaq and the investigation in the second and third quarters of 2001 into the circumstances that led us to restate our 2000 financial statements.

In 2001, we also incurred approximately RMB21.7 million of consultation fees on matters relating to potential acquisitions of our business by interested parties, public relations, tax issues and business strategy and management matters. The total amount of consultation fees incurred decreased to RMB0.8 million in 2002 as we ceased to engage in those discussions in June 2001.

The decrease in other selling, general and administrative expenses in 2002 was a result of a combination of factors, including (a) a one-time bad debt charge in 2001 for two non-recurring items amounting to RMB8.4 million, (b) a one-time charge of compensation expenses in the form of severance paid to certain executive officers and a senior employee who were separated from us prior to the expiration of their employment contracts, amounting to RMB7.4 million and (c) the implementation of the following cost control measures:

- In 2001, we recorded bad debt expenses for a RMB6.4 million bad debt provision for subscription receivables and RMB2.0 million provision for amount due from a related party, Ding Bo.

- In 2001, we incurred a one-time charge of RMB7.4 million in compensation expenses in the form of severance paid to three executive officers and one senior manager who separated from us prior to the expiration of their employment contracts; and

- Implementation of certain cost control measures also contributed to lower selling, general and administrative expenses in 2002, including: (i) strict monitoring of expenditures generally, as a result of which marketing spending decreased from RMB26.0 million in 2001 to RMB6.8 million in 2002, and certain business expenses, such as expenses for overseas traveling and local transportation, recruitment and training, business conferences and entertainment, decreased by RMB4.4 million from RMB9.3 million in 2001 to RMB4.9 million in 2002; and (ii) commencing periodic review of loan aging analysis with respect to loans made to third parties and following up with targeted efforts to seek payment by our customers and debtors which resulted in the required provision for bad debt decreasing from RMB5.1 million in 2001 to RMB3.3 million in 2002.

In 2002, we also paid RMB36.0 million into an escrow account for the settlement of all claims brought in connection with the class action lawsuit in the United States initiated against our company and certain other parties. This amount was released from escrow and paid to the plaintiffs at the time the court declared the settlement final.

The asset impairment loss in 2002 represented the unamortized portion of the costs incurred in the acquisition of an electronic payment gateway system which we ceased using.

Research and development expenses increased by 6.5% to RMB14.2 million in 2002 from RMB13.3 million in 2001, primarily due to an increase in the number of programmers and technicians recruited in 2002 to assist our online games business.

Other Income (Expenses)

Other income and expenses in 2002 mainly consisted of interest income and expenses. We repaid RMB84.0 million in short-term bank borrowings during 2002, and as a result, both our interest income and interest expenses dropped significantly in 2002 as compared to 2001. The decrease in the net interest income in 2002 as compared with 2001 was also due to the reduction of interest rates during 2002. Other net income of RMB3.7 million in 2002 represented the write-back of certain provisions for expenses and claims payable for certain arbitration.

Income Tax

Income tax decreased to a credit of RMB2.4 million in 2002 from zero. The decrease in 2002 was mainly due to the ability to recognize deferred tax assets relating to losses incurred in prior periods. Such deferred tax assets were not recognizable in 2001 due to the uncertainty of our making a profit at that time. Recognition of deferred tax assets was partially offset by an increase in revenues and taxable income in 2002 as compared with 2001.

Net Profit (Loss)

As a result of the foregoing, net profit increased by 107.0% to RMB16.3 million in 2002 from a net loss of RMB233.2 million in 2001.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2003 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below for the year ended December 31, 2003 in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:				
Online game services	36,081,633	36,233,479	56,484,513	74,446,489
Wireless value-added and other fee-based premium services	69,851,133	79,109,673	62,712,103	67,986,261
Advertising services	11,997,296	20,823,784	27,065,846	26,296,807
	117,930,062	136,166,936	146,262,462	168,729,557
Business tax	(5,896,988)	(6,807,862)	(7,313,123)	(6,936,529)
Net revenues	112,033,074	129,359,074	138,949,339	161,793,028
Cost of revenues:				
Online game services	(4,470,702)	(4,012,240)	(4,693,865)	(7,696,695)
Wireless value-added and other fee-based premium services	(10,329,604)	(11,837,810)	(5,797,489)	(9,000,874)
Advertising services	(5,416,645)	(6,037,053)	(7,286,807)	(8,882,933)
Total cost of revenues	(20,216,951)	(21,887,103)	(17,778,161)	(25,580,502)
Gross profit	91,816,123	107,471,971	121,171,178	136,212,526
Operating expenses:				
Selling, general and administrative expenses	(24,006,515)	(25,460,237)	(30,012,933)	(31,290,718)
Research and development expenses	(4,248,003)	(4,126,390)	(4,095,277)	(6,651,157)
Total operating expenses	(28,254,518)	(29,586,627)	(34,108,210)	(37,941,875)
Operating profit	63,561,605	77,885,344	87,062,968	98,270,651
Other income (expenses):				
Investment income	–	–	–	538,278
Interest income	1,738,018	1,908,473	3,640,487	3,986,707
Interest expenses	–	–	–	–
Other, net	5,518,548	154,828	(121,222)	(141,983)
Profit before tax	70,818,171	79,948,645	90,582,233	102,653,653
Income tax expenses	(1,902,670)	(4,161,744)	(6,492,105)	(8,573,459)
Net profit	68,915,501	75,786,901	84,090,128	94,080,194

LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

- our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and
- costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB373.7 million (US$45.2 million) and RMB26.8 million for the years ended December 31, 2003 and 2002, respectively. Cash used in operating activities was RMB185.7 million for the year ended December 31, 2001. For the year ended December 31, 2003, cash provided by operating activities consisted primarily of our operating profit of RMB322.9 million (US$39.0 million) adjusted for depreciation and amortization charges of RMB20.9 million (US$2.5 million), and an increase in provisions for doubtful debts of RMB3.6 million (US$0.4 million), a decrease in the net amount due from related parties of RMB25.7 million (US$3.1 million), and an increase in accounts payable and other liabilities totaling RMB13.5 million (US$1.6 million), offset in part by an increase in prepayments and other current assets of RMB5.8 million (US$0.7 million) and an increase in deferred tax assets of RMB7.3 million (US$0.9 million). For the year ended December 31, 2002, cash used in operating activities consisted primarily of operating profit of RMB16.3 million adjusted for depreciation charges of RMB21.8 million, share compensation cost of RMB3.8 million and write down of software costs of RMB0.7 million, and an increase in provision for doubtful debts, taxes payable and other payables totaling RMB16.0 million, and a decrease in prepayments and other assets of RMB3.8 million, offset in part by a decrease in accounts payable and accrued liabilities totaling RMB9.8 million, and an increase in net amounts due from related parties and deferred tax assets totaling RMB25.8 million. For the year ended December 31, 2001, cash used in operating activities consisted primarily of our operating loss of RMB233.2 million, adjusted for a decrease in accrued liabilities of RMB7.8 million and amount due to related parties of RMB1.3 million and an increase in due from related parties of RMB3.5 million, offset in part by an increase in accounts payable of RMB5.6 million, salary and welfare payable of RMB3.2 million and a decrease in prepayments and other current assets of RMB5.7 million.

Investing Activities

Cash used in investing activities was RMB360.3 million (US$43.5 million) for the year ended December 31, 2003, and cash provided by investing activities was RMB42.7 million for the year ended December 31, 2002. Cash used in investing activities was RMB67.3 million for the year ended December 31, 2001. For the year ended December 31, 2003, cash used in investing activities mainly consisted of the purchase of held-to-maturity investments of RMB332.1 million (US$40.1 million) and fixed assets of RMB27.8 million (US$3.4 million). For the year ended December 31, 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments of RMB45.5 million and the disposal of convertible preference shares of RMB9.7 million, which was offset in part by the cash used in the purchase of fixed assets of RMB12.6 million. For the year ended December 31, 2001, cash used in investing activities mainly consisted of the placing of term deposits of RMB45.5 million and the purchase of fixed assets of RMB21.1 million.

Financing Activities

Cash provided by financing activities was RMB781.4 million (US$94.4 million) for the year ended December 31, 2003, and cash used in financing activities for the years ended December 31, 2002 and 2001 was RMB78.1 million and RMB22.3 million, respectively. For the year ended December 31, 2003, the cash provided by financing activities mainly consisted of the proceeds from the issuance of convertible notes of RMB827.7 million (US$100.0 million) and the proceeds from the issuance of ordinary shares upon the exercise of share options of RMB15.1 million (US$1.8 million), which was offset in part by the use of cash for the repurchase of Series B preference shares issued in 2000 of RMB38.2 million (US$4.6 million). For the year ended December 31, 2002, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB84.0 million, which was offset in part by the partial collection of a subscription receivable for the Series B preference shares issued in 2000 of RMB2.0 million and the proceeds from the issuance of ordinary shares upon the exercise of share options of RMB3.9 million. For the year ended December 31, 2001, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB152.4 million which was offset in part by proceeds from other bank loans totaling RMB123.8 million and the receipt in 2001 of additional net proceeds from our issuance of Series B preference shares in 2000 of RMB6.3 million.

Our net losses have been funded by our cash resources and positive operating cash flows. Although we have been profitable in the last two fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling, general and administrative expenses have remained relatively high due primarily to staff costs, while our revenue from advertising services has been uneven in the last several years. Further, although our revenue from online games and wireless value-added services has grown significantly in the last two fiscal years, we have only a limited track record offering these services and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent quarters and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of December 31, 2003, we had $100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we have not registered the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 at a rate of 0.50% per annum. Interest will continue to accrue on the notes until such registration becomes effective with the SEC.

RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. For the years 2001, 2002 and 2003, we spent RMB13.3 million, RMB14.2 million and RMB19.1 million (US$2.3 million), respectively, on research and development activities.

TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

- We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties.

- The rapid expansion of the wireless value-added services market in China in recent years is expected by China's Ministry of Information Industry and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will have two fundamental effects on our business. First, it will present an ongoing opportunity to increase our revenue from wireless value-added services. Second, we believe, on the other hand, that it will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.

- We expect that the wireless value-added services industry and customers tastes for these services will continue to evolve rapidly, particularly as a result of the transition from SMS-based services to new services which are compatible with, and take full advantage of the capabilities of, next generation mobile technologies such as 2.5G, which has recently begun in China. We believe that the rapid evolution of this industry will require us to continue to devote significant resources to developing and deploying new wireless valued-added services.

- If wireless value-added services which are compatible with next generation mobile technologies become popular in China, we believe that users will demand increasingly engaging and content-rich services. We anticipate that this transition, if it occurs, may increase competition among wireless value-added service providers in China for content and strategic partnerships, and may increase the prices we may have to pay for content.

- The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

- The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

- A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase Web sites visible and prominent. Specifically, we intend to launch a new marketing campaign later in 2004 which will focus on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2003 (in U.S. dollars):

	Long-term payable	Operating lease commitments	Server custody fee commitments	Capital commitments	Total
Less than one year	–	863,183	1,432,286	288,258	2,583,727
1 - 3 years	27,964	969,620	11,176	–	1,008,760
Total	27,964	1,832,803	1,443,462	288,258	3,592,487

Other than the obligations set forth above, we do not have any long-term commitments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi (which amount has grown as a result of our improved cash flows in 2002 and 2003) into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting (SFAS) No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. This statement is effective for contracts entered into or modified after June 30, 2003. We believe that the adoption of SFAS No.149 will not have a material impact on our financial statements.

NETEASE.COM, INC.

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows expressed in Chinese Renminbi ("RMB") present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years ended December 31, 2002 and 2003, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of NetEase.com, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of NetEase.com, Inc. for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, People's Republic of China
June 2, 2004

The following report is a copy of a report previously issued by Arthur Andersen • Hua Qiang and has not been reissued by Arthur Andersen • Hua Qiang

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have audited the accompanying consolidated balance sheets of NetEase.com, Inc. (a Cayman Islands corporation) as of December 31, 2000 and 2001* and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 1999, 2000* and 2001 expressed in Chinese Renminbi ("RMB"). These financial statements are the responsibility of NetEase.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2000 and 2001* and the results of its operations and its cash flows for the years ended December 31, 1999, 2000* and 2001 in conformity with generally accepted accounting principles in the United States of America.

Without qualifying our opinion, we draw attention to Note 17 to the consolidated financial statements which indicates that the Company and certain of its current and former officers and directors are defendants of four substantially identical purported class action complaints alleging violations of the federal securities laws and committing securities fraud in the United States District Court for the Southern District of New York. At the present time, the Company cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.

ARTHUR ANDERSEN • HUA QIANG
Beijing, People's Republic of China
April 2, 2002

* The Company's consolidated balance sheets as of December 31, 2000 and 2001, consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 1999 and 2000 are not included in this report as they are not required.

Consolidated Balance Sheets

	Note	December 31, 2002 RMB	December 31, 2003 RMB	December 31, 2003 US$
Assets				
Current assets:				
Cash		560,069,711	1,356,069,544	163,841,814
Restricted cash	4	1,208,305	–	–
Held-to-maturity investments	5	–	332,093,546	40,123,908
Prepayments and other current assets	6	6,110,689	19,749,369	2,386,140
Due from related parties, net of allowance for doubtful accounts of RMB8,703,307 and RMB10,157,789 (US$1,227,275) at December 31, 2002 and 2003, respectively	7, 8	22,448,509	15,182,589	1,834,377
Deferred tax assets	11	–	9,669,543	1,168,284
Total current assets		589,837,214	1,732,764,591	209,354,523
Non-current assets:				
Rental deposit		1,065,912	1,430,544	172,840
Property, equipment and software, net	9	26,379,182	40,410,264	4,882,413
Deferred tax assets	11	2,395,888	–	–
Deferred assets	2(o)	–	12,086,693	1,460,328
Total non-current assets		29,840,982	53,927,501	6,515,581
Total assets		619,678,196	1,786,692,092	215,870,104
Liabilities & Shareholders' Equity				
Current liabilities:				
Accounts payable		3,814,614	10,738,090	1,297,388
Salary and welfare payable	10	16,023,380	17,405,624	2,102,967
Taxes payable	12	8,252,950	15,976,342	1,930,279
Deferred revenue		165,115	–	–
Accrued liabilities	13	10,398,385	11,698,761	1,413,457
Due to a related party, net	7	–	21,947,411	2,651,710
Total current liabilities		38,654,444	77,766,228	9,395,801
Long-term payable:				
Zero Coupon Convertible Subordinated Notes due July 15, 2023	14	–	827,670,000	100,000,000
Other long-term payable		–	231,449	27,964
Total long-term payable		–	827,901,449	100,027,964
Total liabilities		38,654,444	905,667,677	109,423,765
Commitments and contingencies	19			
Shareholders' equity:				
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,100,162,537 shares issued and outstanding as of December 31, 2002, and 3,128,958,189 shares issued and outstanding as of December 31, 2003	16	2,566,543	2,589,756	312,897
Additional paid-in capital	16	1,049,651,354	993,254,740	120,006,130
Less: Subscriptions receivable	15	(33,113,848)	–	–
Statutory reserves	2(n)	–	33,699,834	4,071,651
Deferred compensation	17	(474,739)	(69,175)	(8,358)
Translation adjustments		228,910	210,838	25,474
Accumulated deficit		(437,834,468)	(148,661,578)	(17,961,455)
Total shareholders' equity		581,023,752	881,024,415	106,446,339
Total liabilities and shareholders' equity		619,678,196	1,786,692,092	215,870,104

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Note	For the year ended December 31, 2001	2002	2003	2003
		RMB	RMB	RMB	US$
Revenues:					
Online game services		-	37,053,414	203,246,114	24,556,419
Wireless value-added and other fee-based premium services	20	14,136,369	161,305,678	279,659,170	33,788,729
Advertising services		14,163,952	34,209,376	86,183,733	10,412,813
		28,300,321	232,568,468	569,089,017	68,757,961
Business tax	11(b)	(2,274,784)	(11,627,216)	(26,954,502)	(3,256,673)
Net revenues	20	26,025,537	220,941,252	542,134,515	65,501,288
Cost of revenues	20	(60,058,488)	(71,677,574)	(85,462,717)	(10,325,699)
Gross profit (Loss on revenues)		(34,032,951)	149,263,678	456,671,798	55,175,589
Operating expenses:					
Selling, general and administrative expenses		(181,765,047)	(94,307,613)	(110,770,403)	(13,383,402)
Research and development expenses		(13,322,789)	(14,184,724)	(19,120,827)	(2,310,199)
Asset impairment loss		(2,766,543)	(746,857)	-	-
Class action settlement	19(c)	-	(36,005,385)	-	-
Total operating expenses		(197,854,379)	(145,244,579)	(129,891,230)	(15,693,601)
Operating profit (loss)		(231,887,330)	4,019,099	326,780,568	39,481,988
Other income (expenses):					
Investments impairment loss	2(h)	(8,924,381)	-	-	-
Investment income		-	-	538,278	65,035
Interest income		17,571,187	7,562,322	11,273,685	1,362,099
Interest expenses		(9,882,874)	(1,401,041)	-	-
Other, net		(40,516)	3,725,370	5,410,171	653,663
Profit (Loss) before tax		(233,163,914)	13,905,750	344,002,702	41,562,785
Income tax benefit (expense)	11	-	2,395,888	(21,129,978)	(2,552,947)
Net profit (loss)		(233,163,914)	16,301,638	322,872,724	39,009,838
Other comprehensive income (loss)					
Currency translation adjustments		565,913	11,583	(18,072)	(2,183)
Comprehensive income (loss)		(232,598,001)	16,313,221	322,854,652	39,007,655
Net earnings (loss) per share, basic	18	(0.08)	0.01	0.10	0.01
Net earnings (loss) per ADS, basic		(7.74)	0.53	10.34	1.25
Net earnings (loss) per share, diluted	18	(0.08)	0.01	0.10	0.01
Net earnings (loss) per ADS, diluted		(7.74)	0.52	9.78	1.18
Weighted average number of ordinary shares outstanding, basic	18	3,013,419,400	3,051,395,100	3,122,257,952	3,122,257,952
Weighted average number of ADS outstanding, basic		30,134,194	30,513,951	31,222,580	31,222,580
Weighted average number of ordinary shares outstanding, diluted	18	3,013,419,400	3,127,837,900	3,301,311,499	3,301,311,499
Weighted average number of ADS outstanding, diluted		30,134,194	31,278,379	33,013,115	33,013,115
Share compensation cost included in:					
Cost of revenues	16,17	-	(1,908,125)	-	-
Selling, general and administrative expenses		(204,423)	(1,522,369)	(151,166)	(18,264)
Research and development expenses		(2,153,335)	(376,364)	(88,236)	(10,661)
		(2,357,758)	(3,806,858)	(239,402)	(28,925)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Ordinary shares								Total
	Share	Amount	Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Accumulated deficit	Translation adjustments	shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2000	3,010,555,600	2,492,350	1,076,505,358	(47,829,909)	(37,306,585)	-	(220,972,192)	(348,586)	772,540,436
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	-	-	6,289,940	-	-	-	-	6,289,940
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	11,250,000	9,315	1,334,529	-	(739,265)	-	-	-	604,579
Ordinary shares issued for services to be provided by certain employees (see Note 16)	2,369,592	1,961	799,160	-	(555,914)	-	-	-	245,207
Share compensation cost	-	-	(33,749,218)	-	35,257,190	-	-	-	1,507,972
Provision for uncollectible subscriptions receivable	-	-	-	6,439,401	-	-	-	-	6,439,401
Net loss	-	-	-	-	-	-	(233,163,914)	-	(233,163,914)
Translation adjustments	-	-	-	-	-	-	-	565,913	565,913
Balance as of December 31, 2001	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	-	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	-	-	1,986,720	-	-	-	-	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	11,250,000	9,315	(9,315)	-	604,729	-	-	-	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 16)	15,959,245	13,214	625,056	-	467,631	-	-	-	1,105,901
Ordinary shares issued upon exercise of employee stock options	48,778,100	40,388	3,847,031	-	-	-	-	-	3,887,419
Share compensation cost	-	-	298,753	-	1,797,475	-	-	-	2,096,228
Net profit	-	-	-	-	-	-	16,301,638	-	16,301,638
Translation adjustments	-	-	-	-	-	-	-	11,583	11,583
Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	-	(437,834,468)	228,910	581,023,752
Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (Note 16)	(27,142,000)	(22,891)	(71,248,494)	33,113,848	-	-	-	-	(38,157,537)
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	2,500,000	2,070	(2,070)	-	134,060	-	-	-	134,060
Ordinary shares issued for services to be provided by certain employees (see Note 16)	853,952	707	(707)	-	88,236	-	-	-	88,236
Share compensation cost	-	-	-	-	111,856	-	-	-	111,856
Reversal of deferred compensation arising from options due to employee resignation	-	-	(166,162)	-	71,412	-	-	-	(94,750)
Appropriation to statutory reserves	-	-	-	-	-	33,699,834	(33,699,834)	-	-
Ordinary shares issued upon exercise of employee stock options	52,583,700	43,327	15,020,819	-	-	-	-	-	15,064,146
Net profit	-	-	-	-	-	-	322,872,724	-	322,872,724
Translation adjustments	-	-	-	-	-	-	-	(18,072)	(18,072)
Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	-	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,			
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Cash flows from operating activities:				
Net profit (loss)	(233,163,914)	16,301,638	322,872,724	39,009,838
Adjustments for:				
Depreciation	17,334,794	21,797,267	17,429,212	2,105,817
Share compensation cost	2,357,758	3,806,858	239,402	28,925
Provision for doubtful debts	7,105,038	3,254,783	3,551,682	429,118
Amortization of issuance cost of convertible bonds	–	–	3,511,275	424,234
Write down of investment in convertible note	2,069,475	–	–	–
Write down of investment in convertible preference shares	6,854,906	–	–	–
Write down of property, equipment and software	2,766,543	746,857	–	–
Provision for uncollectible subscriptions receivable	6,439,401	–	–	–
Decrease in accounts receivable	684,888	–	–	–
(Increase) decrease in prepayments and other current assets	5,689,171	3,025,673	(5,798,662)	(700,601)
(Increase) decrease in due from/to related parties	(4,839,276)	(23,413,088)	25,661,649	3,100,4690
(Increase) decrease in deferred assets	(109,945)	783,352	–	–
Increase in deferred tax assets	–	(2,395,888)	(7,273,655)	(878,811)
Increase (decrease) in accounts payable	5,553,994	(9,301,828)	3,288,082	397,269
Increase in salary and welfare payable	3,204,174	6,087,169	1,382,244	167,004
Increase in taxes payable	765,827	6,480,019	7,723,392	933,149
Increase (decrease) in deferred revenue	(558,739)	165,115	(165,115)	(19,949)
Increase (decrease) in accrued liabilities	(7,843,607)	(539,565)	1,300,376	157,113
Net cash provided by (used in) operating activities	(185,689,512)	26,798,362	373,722,606	45,153,575
Cash flows from investing activities:				
Increase in held-to-maturity investments	–	–	(332,093,546)	(40,123,908)
(Increase) decrease in temporary cash investments	(45,521,300)	45,521,300	–	–
Purchase of property, equipment and software	(21,095,334)	(12,567,218)	(27,824,900)	(3,361,835)
Increase in investment in convertible note	(1,241,665)	–	–	–
Proceeds from disposal of convertible preference shares	–	9,701,293	–	–
(Increase) decrease in non-current rental deposit	595,223	21,575	(364,632)	(44,055)
Net cash (used in) provided by investing activities	(67,263,076)	42,676,950	(360,283,078)	(43,529,798)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (Cont'd.)

	For the year ended December 31,			
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Cash flows from financing activities:				
Proceeds from short-term bank loans	123,800,000	–	–	–
Repayment of short-term bank loans	(152,400,000)	(84,000,000)	–	–
Proceeds from issuance of ordinary shares upon exercise of employee stock options	–	3,887,419	15,064,146	1,820,067
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	6,289,940	1,986,720	–	–
Re-purchase of ordinary shares	–	–	(38,157,537)	(4,610,236)
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	–	–	827,670,000	100,000,000
Increase in other long-term payable	–	–	231,449	27,964
Payment for issuance cost of convertible notes	–	–	(23,437,986)	(2,831,803)
Net cash provided by (used in) financing activities	(22,310,060)	(78,125,861)	781,370,072	94,405,992
Effect of exchange rate changes on cash	565,913	11,583	(18,072)	(2,183)
Net increase (decrease) in cash	(274,696,735)	(8,638,966)	794,791,528	96,027,586
Decrease in restricted cash	45,744,257	89,100,143	1,208,305	145,989
Cash, beginning of year	708,561,012	479,608,534	560,069,711	67,668,239
Cash, end of year	479,608,534	560,069,711	1,356,069,544	163,841,814
Supplemental disclosures of cash flow information:				
Cash paid during the year for income taxes	–	–	20,793,510	2,512,295
Cash paid during the year for interest	8,726,640	1,057,225	–	–
Supplemental schedule of non-cash investing and financing activities:				
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 16 and 17)	2,357,758	3,806,858	239,402	28,925

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in renminbi ("RMB"), unless otherwise stated)

1. Organization and Nature of Operations

(a) The Group

NetEase.com, Inc. (the "Company") was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2003, the Company had six wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Ltd., NetEase (U.S.) Inc., NetEase Interactive Entertainment Ltd., Guangzhou NetEase Interactive Entertainment Ltd. and Guangzhou Boguan Telecommunication Technology Ltd. The Company and these controlled entities are hereinafter collectively referred to as the "Group".

Details of the controlled entities are described below:

Name	Place and date of incorporation
NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing")	Beijing, China August 30, 1999,
NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai")	Shanghai, China May 14, 2000
NetEase (U.S.) Inc. ("NetEase US")	Delaware, United States of America September 10, 1999
NetEase Interactive Entertainment Ltd. ("NetEase Interactive")	British Virgin Islands April 12, 2002
Guangzhou NetEase Interactive Entertainment Ltd. ("Guangzhou Interactive")	Guangzhou, China October 15, 2002
Guangzhou Boguan Telecommunication Technology Ltd.	Guangzhou, China December 8, 2003

1. Organization and Nature of Operations (Cont'd)

(a) The Group (cont'd)

The accompanying consolidated financial statements include the financial statements of the Company and its controlled entities. The Company has been listed on the Nasdaq National Market in the United States since July 2000.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, wireless value-added and other fee-based premium services and advertising services in China. The Group's businesses were previously conducted by Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), a limited liability company established in China and legally owned by the principal shareholder of the Company. Pursuant to a reorganization under common control transaction which took place in September 1999 and related agreements, NetEase Beijing took over the business previously owned by Guangzhou NetEase. The details of the business is described in note 1(b) and (c) below.

(b) Nature of operations

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; stringent rules imposed by the mobile operators; significant numbers of new entrants; dependence on key individuals; competition from similar services from larger companies; customer preferences; and the need for the continued successful development, marketing, and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Group conducts substantially all of its operations through Guangzhou NetEase, Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising") and Guangzhou Ling Yi Electronics Technology Limited ("Ling Yi"). Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother, whereas Ling Yi is legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other

1. Organization and Nature of Operations (Cont'd)

(b) Nature of operations (cont'd)

is a former employee of the Group. Management is of the opinion that the Group's businesses comply with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group's businesses, financial condition and results of operations.

The Group has a limited operating history and as a result, the Group is subject to risks associated with early stage companies in new and rapidly evolving markets. As of December 31, 2003, the Group had an accumulated deficit of approximately RMB148.7 million.

(c) Arrangements with Guangzhou NetEase, Guangyitong Advertising and Ling Yi

The Company and NetEase Beijing entered into a series of agreements with Guangzhou NetEase and Guangyitong Advertising with effect from year 2000. The Group also entered into a series of agreements with Ling Yi in May 2004 (see Note 21 for details). The major clauses of the significant agreements with Guangzhou NetEase and Guangyitong Advertising are described below.

Agreements with Guangzhou NetEase

The Group entered into a series of agreements with Guangzhou NetEase effective from year 2000. Under these agreements, the Group provides its Internet portal, wireless value-added and e-commerce technologies and advertising services to Guangzhou NetEase, and Guangzhou NetEase operates the NetEase Web Sites. These services include:

- Use of domain names;
- Use of copyrighted Web page layout;
- Use of registered trademarks; and
- Provision of technical and consulting services.

1. Organization and Nature of Operations (Cont'd)

(c) Arrangements with Guangzhou NetEase, Guangyitong Advertising and Ling Yi (cont'd)

Under these agreements, substantially all of the income received by Guangzhou NetEase is paid to NetEase Beijing. In addition, NetEase Beijing has agreed to bear the operating costs of Guangzhou NetEase. The Group's businesses are dependent upon Guangzhou NetEase which operates portion of the NetEase Web sites. Under the agreements with Guangzhou NetEase, the Group receives payments from Guangzhou NetEase for the technologies and services it provides. The effect of the accounting is that revenues that the Group records related to transactions with Guangzhou NetEase will not exceed the revenues that Guangzhou NetEase derives from unrelated parties. Transactions with Guangzhou NetEase are disclosed as related party transactions.

Agreements with Guangyitong Advertising

NetEase Beijing also entered into a series of agreements with Guangyitong Advertising and the ultimate legal owners of Guangyitong Advertising effective from year 2000. These agreements include:

- A ten-year irrevocable proxy given by the ultimate legal owners of Guangyitong Advertising which allows NetEase Beijing to exercise all of the shareholder voting rights of Guangyitong Advertising;

- An operating agreement providing for the following:

  - Guangyitong Advertising will appoint only those individuals nominated by NetEase Beijing as its senior management personnel;

  - The major decisions of Guangyitong Advertising have to be approved by NetEase Beijing, including those relating to financing, transfer of ownership interests, significant acquisitions, disposals or pledges of assets, and amendment and assignment of contracts;

  - NetEase Beijing has a right to purchase the assets and business of Guangyitong Advertising at its net book value once it obtains the approval from the Chinese government to do so under Chinese laws; and

1. Organization and Nature of Operations (Cont'd)

(c) Arrangements with Guangzhou NetEase, Guangyitong Advertising and Ling Yi (cont'd)

- NetEase Beijing will issue guarantees for the benefit of Guangyitong Advertising when considered necessary for Guangyitong Advertising's operations;

- A ten-year exclusive consulting and services agreement providing for the following:

    - NetEase Beijing is the exclusive provider of technical consulting and related services to Guangyitong Advertising for all the advertisements which Guangyitong Advertising will receive and publish on the NetEase Web sites; and

    - NetEase Beijing is entitled to charge Guangyitong Advertising a monthly fee for the above services. The service fee may be unilaterally adjusted by NetEase Beijing such that NetEase Beijing may receive all of the profits and cash flows of Guangyitong Advertising;

- An undertaking by the principal shareholder of the Company and the ultimate legal owners of Guangyitong Advertising that they will not vote in any shareholders' or directors' meetings of the Company on any amendments or supplements to the agreements with Guangyitong Advertising except as directed by the Company's board of directors.

Under these agreements, Guangyitong Advertising is fully dependent on the technical consulting and other services provided by NetEase Beijing to operate its online advertising business. Substantially all of the net profit earned by Guangyitong Advertising is paid to NetEase Beijing. Guangyitong Advertising is a related party because it is also 80% owned by the principal shareholder of the Company. The financial statements of Guangyitong Advertising are not consolidated with those of the Group because of the majority equity interest that the principal shareholder of the Company has in both the Company and Guangyitong Advertising. Transactions with Guangyitong Advertising are disclosed as related party transactions.

2. Principal Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities. All significant transactions and balances among the Company and its controlled entities have been eliminated upon consolidation.

(b) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

- Recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;

- Recognition of compensation costs arising from grants of stock options and shares to the Company's employees, directors, consultants and advisory board members;

- Basis for revenue recognition; and

- Tax effects related to the above adjustments and recognition of deferred tax assets.

2. Principal Accounting Policies (Cont'd)

(c) Revenue recognition

The Group has adopted the provisions of the Staff Accounting Bulletin 101, "Revenue Recognition", in its accounting policy on revenue recognition.

Revenues presented in consolidated statements of operations and comprehensive income (loss) represent online game services, wireless value-added and other fee-based premium services and advertising services revenue recognized by Guangzhou NetEase and Guangyitong Advertising net of sales discount.

Online game services and wireless value-added and other fee-based premium services

The Group currently provides its online game services and wireless value-added and other fee-based premium services through Guangzhou NetEase, a related company (see Note 7). The Company derives online game services and wireless value-added and other fee-based premium services revenues from technical services provided to Guangzhou NetEase which operates the NetEase Web sites for transactions conducted through the Internet. The agreements entered into between NetEase Beijing and Guangzhou NetEase (see Note 1 (c)) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical services provided to Guangzhou NetEase such that all of online game services and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase based on the recognition policy described below will fully accrue to NetEase Beijing.

(i) Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end customers who may use the points on such cards for online game services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group's online game services. The Group effectively charges players according to their playtime of the Group's online game services.

2. Principal Accounting Policies (Cont'd)

(c) Revenue recognition (cont'd)

(ii) Wireless value-added and other fee-based premium services

A substantial portion of the transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase represents wireless value-added services which are currently predominantly derived from activities related to short messaging services ("SMS"). Guangzhou NetEase derives SMS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. SMS revenues recognized by Guangzhou Netease represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and premium electronic greeting card services, which are all operated on a monthly subscription basis. These services are provided by Guangzhou NetEase, to which the Group provides technical services. Prepaid subscription fees are deferred and revenues from such services are recognized by Guangzhou NetEase on a straight-line basis over the period in which the services are provided. The corresponding technical service revenues are also recognized by the Group on a straight-line basis over the period in which the services are provided.

2. Principal Accounting Policies (Cont'd)

(c) Revenue recognition (cont'd)

Advertising services

The Group derives its advertising services revenues principally from the fees earned from services provided to Guangyitong Advertising, a related party (see Note 7).

The agreements entered into between NetEase Beijing and Guangyitong Advertising (see Note 1 (c)) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising based on the recognition policy described below, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Therefore, the Group recognizes advertising services revenues from Guangyitong Advertising as the service revenues are earned based on the related service agreement (see Note 1 (c)) at the same time as Guangyitong Advertising recognizes its advertising revenues.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. Guangyitong Advertising's obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Revenues from barter transactions primarily relate to advertising services provided in the year ended December 31, 2001. Effective from January 20, 2000, Guangyitong Advertising has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by Guangyitong Advertising only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is

2. Principal Accounting Policies (Cont'd)

(c) Revenue recognition (cont'd)

readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2001, 2002 and 2003, the recognized revenues and expenses derived from barter transactions were approximately RMB0.7 million, RMBnil and RMBnil, respectively. During the years ended December 31, 2001, 2002 and 2003, Guangyitong Advertising also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by Guangyitong Advertising for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

(d) Cost of revenues

Costs of online game services, wireless value-added and other fee-based premium services and advertising services consist primarily of staff costs of those departments directly involved in providing online game services, wireless value-added and other fee-based premium services and advertising services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

(e) Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2002 and 2003 are amounts denominated in United States dollars totaling US$50.7 million and US$103.3 million, respectively (equivalent to approximately RMB419.9 million and RMB854.7 million, respectively).

2. Principal Accounting Policies (Cont'd)

(f) Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, held-to-maturity investments, balances with related parties, investment in convertible preference shares, accounts payable and convertible notes payable. As of the balance sheet dates, their estimated fair value approximated their carrying values.

(g) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers	3 years
Furniture and office equipment	5 years
Software	2-3 years
Vehicles	5 years
Leasehold improvements	lesser of the term of the lease or the estimated useful lives of the assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

(h) Impairment of long-lived assets

Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of January 1, 2002, the Group has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, the Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

2. Principal Accounting Policies (Cont'd)

(h) Impairment of long-lived assets (cont'd)

Investment in convertible note totalling RMB2.1 million, representing an advance made to a private company operating as a provider of women focused content on the Internet, was fully written off to the statement of operations during the year ended December 31, 2001 as a result of the closure of the private company in 2001.

In addition, investment in convertible preference shares as of December 31, 2001 represented an investment in 705,816 preference shares in a private Internet-based auction company at US$2.8336 per share for an aggregate purchase price of approximately RMB16.6 million. The private auction company repurchased from the Company all of the 705,816 convertible preference shares the Company acquired at a consideration of approximately US$1.2 million which is equivalent to approximately RMB9.7 million. Thus, the carrying value of the investment was written down by RMB6.9 million to its net realizable value as of December 31, 2001.

(i) Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB14.7 million, RMB2.4 million and RMB3.8 million during the years ended December 31, 2001, 2002 and 2003, respectively.

(j) Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

2. Principal Accounting Policies (Cont'd)

(j) Foreign currency translation (cont'd)

The financial records of certain of the Company's subsidiaries are maintained in US dollars, which is their functional currency. For consolidation purposes, the assets and liabilities of such subsidiaries are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders' equity.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2767 on December 31, 2003 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(k) Stock-based compensation

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

Stock-based employee compensation cost of RMB2.4 million, RMB3.8 million and RMB0.2 million in 2001, 2002 and 2003, respectively, has been expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

2. Principal Accounting Policies (Cont'd)

(k) Stock-based compensation (cont'd)

	For the year ended December 31,		
	2001	2002	2003
	RMB	RMB	RMB
Net profit (loss):			
As reported	(233,163,914)	16,301,638	322,872,724
Less: Additional stock-based employee compensation expense determined under fair value based method for all awards.	(8,057,740)	(223,046)	(20,281,210)
Pro forma	(241,221,654)	16,078,592	302,591,514
Basic net earnings (loss) per ordinary share:			
As reported	(0.08)	0.01	0.10
Pro forma	(0.08)	0.01	0.10
Diluted net earnings (loss) per ordinary share:			
As reported	(0.08)	0.01	0.10
Pro forma	(0.08)	0.01	0.09

(l) Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

2. Principal Accounting Policies (Cont'd)

(m) Net earnings (loss) per share ("EPS") and per American Depositary Share ("ADS")

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net profit (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Stock options for a total of 66,845,749, 24,972,000 and 1,400,000 ordinary shares in 2001, 2002 and 2003, respectively, and a total of 51,921,080 ordinary shares, being the weighted average number of ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes in 2003, were excluded from the computation of diluted earnings (loss) per share because (i) the exercise prices of the options were greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year, or (iii) the conversion price of the notes was greater than the average market price of the ordinary shares in certain periods of 2003.

Net earnings (loss) per ADS has been computed by multiplying the net earnings (loss) per share by 100, which is the number of shares represented by each ADS.

(n) Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to selling, general and administrative expenses.

2. Principal Accounting Policies (Cont'd)

(n) Statutory reserves (cont'd)

NetEase Shanghai and Guangzhou Interactive have been in an accumulated loss position according to their PRC Statutory Accounts and no appropriations to statutory reserves have been made.

The year ended December 31, 2003 was the first year in which NetEase Beijing had cumulative retained earnings according to its PRC Statutory Accounts. Accordingly, an amount of approximately RMB33.7 million, representing 10% of the net profit, after recouping all losses carried forward, according to its PRC Statutory Accounts for the year ended December 31, 2003 was appropriated to the general reserve.

(o) Deferred assets

Deferred assets mainly include the offering costs of the Company's Zero Coupon Convertible Subordinated Notes. The Company amortizes the offering costs over a period of 35 to 36 months from the date of issuance of the notes by the Company to the first date when the Company may be required to repurchase all or any portion of the principal amount of the notes.

(p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(r) Segment reporting

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments on a basis consistent with the Group's internal organization structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 20 for details on the Group's business segments).

2. Principal Accounting Policies (Cont'd)

(s) Recent accounting pronouncements

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group believes that the adoption of this standard will have no material impact on its financial statements.

In April 2003, the FASB issued Statement of Financial Accounting (SFAS) No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. This statement is effective for contracts entered into or modified after June 30, 2003. The Group believes that the adoption of SFAS No.149 will not have a material impact on its financial statements.

3. Concentrations

(a) Dependence on mobile phone operators

Wireless value-added services revenues, which represent a significant portion of the Group's total revenue, are derived from co-operative arrangements with the two mobile phone operators in China. If the various contracts with either mobile phone operator are terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which would adversely affect the Group's businesses.

(b) Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

3. Concentrations (Cont'd)

(c) Dependence on Guangzhou NetEase

The Group relies exclusively on Guangzhou NetEase, which has the approval to operate as an Internet content provider, for the operation of the NetEase Web sites.

(d) Dependence on Guangyitong Advertising

All of the Group's advertising services revenues are derived from Guangyitong Advertising which has the approval to operate online advertising.

(e) Credit risk

The Group is principally developing and providing a range of Internet-related services including online game services, wireless value-added and other related services and advertising services in China. The Group generally does not require collateral for its accounts receivable.

4. Restricted Cash

As of December 31, 2003, there was no restricted cash balance. The restricted cash balance as of December 31, 2002 represents USD denominated deposits in the amounts of US$0.1 million pledged as security money for renting office space.

5. Held-to-Maturity Investments

Held-to-maturity investments represent investments in US government agency debt securities and Federal Home Loan debt securities with maturity dates in 2004.

6. Prepayments and Other Current Assets

	December 31, 2002	December 31, 2003
	RMB	RMB
Deferred issuance costs of convertible notes	–	7,840,018
Prepayments	2,608,169	5,215,394
Interest receivable	352,826	1,931,777
Employee advances	375,069	1,291,741
Low-value consumables	884,400	1,463,523
Rental deposits	1,657,212	435,789
Other	233,013	1,571,127
	6,110,689	19,749,369

7. Related Party Transactions and Variable Interest Entities

(a) Related Party Transactions

During the years ended December 31, 2001, 2002 and 2003, the Group derived approximately RMB0.3 million, RMB nil and RMB nil, respectively, of advertising fees from shareholders of the Company.

During the years ended December 31, 2001, 2002 and 2003, the Group derived approximately RMB14.2 million, RMB34.2 million and RMB86.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 2001, 2002 and 2003, the Group derived approximately RMB14.1 million, RMB197.4 million and RMB482.7 million, respectively, of online game and wireless valued-added and other fee-based premium services revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

During the years ended December 31, 2001, 2002 and 2003, the Group reimbursed Guangzhou NetEase a total of approximately RMB2.7 million, RMB29.6 million and RMB54.6 million, respectively, for the costs of revenue and operating expenses associated with the NetEase Web sites.

7. Related Party Transactions and Variable Interest Entities (Cont'd)

(a) Related Party Transactions (cont'd)

Due from related parties mainly represents amounts receivable from Guangyitong Advertising and/or Guangzhou NetEase for services performed and temporary advances to officers of the Group in the normal course of business. Due to a related party mainly represents amount received in advance from Guangzhou NetEase for services to be performed, primarily in relation to online game services. The balances with these two entities were unsecured, interest-free and repayable on demand.

In addition, in January 2001, the Group advanced RMB1.9 million to Mr. William Ding, the principal shareholder of the Company. The advance bore an annual interest rate of 6% compounded annually and was repayable by monthly instalments with the entire amount repayable by November 2006. The advance was repaid in full in 2003.

Moreover, in June 2000, the Group advanced RMB2.0 million to an employee who is a relative of the principal shareholder. The advance bore an annual interest rate of 5% and was repayable one year from the date of advance. The advance was in default in June 2001, thus a full provision was made during the year ended December 31, 2001. However, the amount was subsequently repaid in 2003. As such, the provision has been reversed during the year ended December 31, 2002.

As of December 31, 2002 and 2003, the amounts due from related parties included amounts denominated in US dollars of US$0.2 million (equivalent to approximately RMB1.3 million) and US$ nil, respectively. All other related party balances are denominated in RMB.

(b) Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46") which was further revised in December 2003. FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after March 15, 2004 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

7. Related Party Transactions and Variable Interest Entities (Cont'd)

(b) Variable Interest Entities (cont'd)

According to the requirements of FIN 46 and the revised version of FIN 46 ("FIN 46-R"), the Group has evaluated its relationship with two unconsolidated related companies, namely Guangzhou NetEase and Guangyitong Advertising. Guangzhou NetEase and Guangyitong Advertising are concluded as variable interest entities ("VIE") of the Company. The Company has concluded it is the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company has prospectively consolidated these two VIEs in accordance with the transitional provisions of FIN 46 and FIN 46-R in the Company's consolidated financial statements. Since substantially all of the income received by the VIEs are paid to NetEase Beijing, management has concluded that the adoption of FIN 46 and FIN 46-R will not significantly affect the net assets or net income of the Group.

The following table provides information about the VIEs (in thousands):

Name of VIE	Total assets at December 31, 2003	Total revenue for the year ended December 31, 2003	Net income/(loss) for the year ended December 31, 2003
	RMB	RMB	RMB
Guangzhou NetEase	79,630	504,770	–
Guangyitong Advertising	12,500	94,200	–

8. Allowance for Doubtful Accounts

Movements of the allowance for doubtful accounts for the years ended December 31, 2002 and 2003 were as follows:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2002	7,447,775	3,254,783	1,999,251	8,703,307
2003	8,703,307	3,551,682	2,097,200	10,157,789

9. Property, Equipment and Software

	December 31, 2002	December 31, 2003
	RMB	RMB
Computers	50,163,071	73,926,310
Furniture and office equipment	2,167,062	2,892,207
Software	16,200,568	20,398,009
Vehicles	358,705	358,705
Leasehold improvements	5,813,941	8,588,410
	74,703,347	106,163,641
Less: Accumulated depreciation	(48,324,165)	(65,753,377)
Net book value	26,379,182	40,410,264

10. Employee Benefits

The full-time employees of those entities within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies and unemployment insurance, etc. These entities are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB7.9 million, RMB6.4 million and RMB2.9 million for the years ended December 31, 2001, 2002 and 2003, respectively. These entities are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2001, 2002 and 2003 amounted to approximately RMB1.7 million, RMB3.4 million and RMB5.0 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

11. Taxation

(a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

11. Taxation (Cont'd)

(a) Income taxes (cont'd)

British Virgin Islands ("BVI")

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises", foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing is exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for the year ended December 31, 2003.

The combined effects of EIT exemption and reduction available to NetEase Beijing during the years ended December 31, 2001, 2002 and 2003 are as follows:

	For the year ended December 31,		
	2001	2002	2003
	RMB	RMB	RMB
Aggregate amount	–	–	96,572,356
Earnings per share effect, basic	–	–	0.03

The preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

11. Taxation (Cont'd)

(a) Income taxes (cont'd)

Guangzhou Interactive has also been recognized as a "New and High Technology Enterprise". According to an approval granted by the Guangzhou State Tax Bureau, Guangzhou Interactive is entitled to a full exemption from EIT from 2003 to 2004. After that, Guangzhou Interactive is subject to EIT at the rate of 30% plus a local tax of 3%.

NetEase Shanghai, Guangzhou NetEase and Guangyitong Advertising are all subject to EIT at the rate of 30% plus a local tax of 3%.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,		
	2001	2002	2003
EIT statutory rate	(33.0)%	33.0%	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT)			
– Professional fees	8.5%	42.0%	1.0%
– Salaries of the Company's senior officers	3.1%	40.8%	1.3%
– Class action settlement	–	87.7%	–
– Depreciation	–	32.7%	0.9%
– Revenue sharing expenses	–	–	0.5%
– Issuance cost of convertible notes	–	–	0.3%
– Advertising	–	9.8%	–
– Technical services	–	13.0%	–
– Travelling expenses	–	–	0.1%
– Share compensation costs	0.3%	9.0%	–
– Other	6.7%	14.7%	2.0%
Effect of lower tax rate applicable to hi-tech enterprises	6.2%	(168.9)%	(19.8)%
Effect of tax holidays applicable to hi-tech enterprises	–	(140.8)%	(8.3)%
Additional (reversal of) valuation allowance on tax loss carryforwards	8.2%	9.8%	(4.9)%
Effective EIT rate	–	(17.2)%	6.1%

11. Taxation (Cont'd)

(a) Income taxes (cont'd)

As of December 31, 2001, 2002 and 2003, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2002	December 31, 2003
	RMB	RMB
Loss carryforwards	19,132,653	9,669,543
Valuation allowance	(16,736,765)	-
Net deferred tax assets		
- current	-	9,669,543
- non-current	2,395,888	-

Subject to the approval of the relevant tax authorities, the Group had loss carryforwards of approximately RMB29.3 million as of December 31, 2003 for EIT purposes. Approximately RMB17.2 million and RMB12.1 million of these loss carryforwards will expire in 2006 and 2007, respectively. No valuation allowance has been provided on the loss carryforwards as the Group expects it will be able to utilize the loss carryforwards before their expiration.

Income tax benefit shown in the consolidated statements of operations for the year ended December 31, 2002 resulted from the recognition of deferred tax assets arising from tax loss carryforwards for which less than full valuation allowance was made as of December 31, 2002 because of the expected utilization of certain of these tax carryfowards in the foreseeable future from that date.

(b) Business tax ("BT") and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group's revenues is generally 5%. In addition, Guangzhou NetEase and Guangyitong Advertising are also subject to BT at 3.3% or 5.5% on their revenues and Guangyitong Advertising is also subject to a cultural development fee of 3% on its Internet advertising fees, which effectively reduce the revenues the Group derives from Guangzhou NetEase and Guangyitong Advertising. The business tax presented in the consolidated statements of operations and comprehensive income (loss) represents the BT charged on the Group's revenue generated from services provided to Guangzhou NetEase and Guangyitong Advertising.

12. Taxes Payable

	December 31, 2002	December 31, 2003
	RMB	RMB
BT	4,337,428	4,440,053
Individual income taxes for employees	3,848,253	2,490,511
Enterprise income taxes	–	7,610,123
Other	67,269	1,435,655
	8,252,950	15,976,342

13. Accrued Liabilities

	December 31, 2002	December 31, 2003
	RMB	RMB
Advertising expenses	808,420	669,935
Content fees	1,276,551	610,889
Professional fees	3,428,678	5,748,950
Server custody fees	737,131	715,131
Other	4,147,605	3,953,856
	10,398,385	11,698,761

14. Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company's ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, to together with accrued and unpaid interest, if any, subject to certain conditions.

15. Subscriptions Receivable

During the year ended December 31, 2001, the Company made an allowance for doubtful subscriptions receivable amounting to approximately RMB6.4 million. Such subscriptions receivable arose from advances to certain shareholders for subscription for the Company's shares in 2000. The amount was fully settled in 2003.

Subscriptions receivable as of December 31, 2002 represents the amount receivable from a shareholder for subscription for the Company's series B preference shares (see Note 16).

16. Capital Structure

(a) Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million, valued at US$0.0125 per share at the date of agreement, was recognized as deferred compensation, which was to be amortized over the related vesting period. During the years ended December 31, 2002 and 2003, the Company issued 3,636,377 shares and 853,952 shares, respectively, to the founders of the private technology company for their service as employees as described above.

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001 and the amount was amortized over the related vesting period of 18 months.

16. Capital Structure (Cont'd)

(a) Ordinary shares (cont'd)

According to a board resolution dated January 23, 2002, the Company agreed to provide two newly hired members of senior management of the Company with 12,322,868 ordinary shares in the Company over a period of 7 months. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement was recognized as deferred compensation and was amortized over the related vesting periods.

(b) Convertible preference shares

Series B preference shares

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40.0 million, of which US$35.0 million was paid up in cash and US$5.0 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

The Series B preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. These preference shares were automatically converted upon closing of the initial public offering of the ordinary shares in the Company in 2000.

In March 2000, the Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million on NetEase Web sites from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties. Subsequently, in March 2003, the Company entered into a supplemental agreement with the shareholder such that the shareholder was obligated to spend the then remaining advertising spending of US$4.0 million on NetEase Web sites by March 28, 2004. All other aspects of the strategic co-operation agreement were terminated in March 2003.

16. Capital Structure (Cont'd)

(b) Convertible preference shares (cont'd)

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40.0 million (with US$35.0 million receivable immediately and US$5.0 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the consolidated financial statements reflects this effect.

On July 4, 2003, the Company entered into an agreement with the shareholder to repurchase 27,142,000 ordinary shares in the Company held by the shareholder. Under the agreement the Group paid the shareholder a net aggregate amount of approximately US$4.6 million and the obligation of the shareholder to make advertising spending on the NetEase Web sites described above was waived. As a result of such transaction, the subscriptions receivable from the shareholder were effectively collected and the respective additional paid-in capital was reduced. Moreover, in accordance with the agreement, the Group is entitled to use approximately US$2.0 million worth of advertising on certain media properties of the shareholder at no additional cost until March 28, 2004 or such other date as the parties shall agree. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. The Company did not recognize the amount as an asset.

17. Stock Options

(a) Stock option plans

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company's directors, senior management, employees and consultants (the "1999 Stock Option Plan"). The Company had reserved 345,675,000 ordinary shares for issuance under the plan.

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

17. Stock Options (Cont'd)

(a) Stock option plans (cont'd)

According to a resolution of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as "Evergreen Provision", provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company's total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The "Evergreen Provision" has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

(b) Deferred compensation costs

In 2003, approximately RMB0.2 million (2001: RMB1.5 million; 2002: RMB2.1 million) of the deferred compensation costs were amortized and charged to expense and approximately RMB0.1 million (2001: RMB33.6 million; 2002: RMB0.1 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

The following table presents a summary of the Company's stock options outstanding at and stock option activities during the years ended December 31, 2001, 2002 and 2003.

17. Stock Options (Cont'd)

(b) Deferred compensation costs (cont'd)

	Employees	Senior Management	Director and consultants	Advisory Board	Total	Weighted average exercise price
						US$
Number of ordinary shares issuable upon exercise of stock options						
Outstanding at January 1, 2001	45,960,000	198,191,100	1,900,000	2,850,000	248,901,100	0.091
Granted during the year	24,059,000	92,225,000	–	–	116,284,000	0.017
Exercised during the year	–	–	–	–	–	–
Cancelled during the year	(28,276,000)	(198,629,100)	–	(1,850,000)	(228,755,100)	0.064
Outstanding at December 31, 2001	41,743,000	91,787,000	1,900,000	1,000,000	136,430,000	0.074
Outstanding at January 1, 2002	41,743,000	91,787,000	1,900,000	1,000,000	136,430,000	0.074
Granted during the year	51,510,000	59,000,000	–	–	110,510,000	0.008
Exercised during the year	(6,241,200)	(42,536,900)	–	–	(48,778,100)	0.010
Cancelled during the year	(11,635,000)	(59,250,100)	–	(1,000,000)	(71,885,100)	0.096
Outstanding at December 31, 2002	75,376,800	49,000,000	1,900,000	–	126,276,800	0.028
Outstanding at January 1, 2003	75,376,800	49,000,000	1,900,000	–	126,276,800	0.028
Granted during the year	62,750,000	47,200,000	1,450,000	–	111,400,000	0.128
Exercised during the year	(32,783,700)	(19,200,000)	(600,000)	–	(52,583,700)	0.035
Cancelled during the year	(7,924,800)	(7,000,000)	–	–	(14,924,800)	0.026
Outstanding at December 31, 2003	97,418,300	70,000,000	2,750,000	–	170,168,300	0.092

As of December 31, 2003, options to purchase 17,732,000 ordinary shares were exercisable. Under the stock option plans, options to purchase 234,471,824 ordinary shares were available for future grant. The fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares, the market price of the Company's shares on the Nasdaq National Market, consideration of significant milestones achieved by the Group and other market considerations. Options outstanding and exercisable by price range as of December 31, 2003 were as follows:

17. Stock Options (Cont'd)

(b) Deferred compensation costs (cont'd)

	Options Outstanding at December 31, 2003			Options Exercisable at December 31, 2003	
Exercise Price	Number Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
					US$
US$0.007 - US$0.009	38,296,500	2.64	0.007	11,036,000	0.007
US$0.012 - US$0.015	2,856,000	3.50	0.015	–	–
US$0.021	1,750,000	3.39	0.021	–	–
US$0.022	7,174,800	3.08	0.022	666,000	0.022
US$0.070 - US$0.075	2,105,000	2.57	0.075	1,605,000	0.075
US$0.100	6,951,000	2.16	0.100	4,077,000	0.100
US$0.102	10,000	4.17	0.102	–	
US$0.110	97,835,000	4.17	0.110	–	–
US$0.122	10,000	4.21	0.122	–	–
US$0.135	490,000	4.21	0.135	–	–
US$0.155 - US$0.156	1,290,000	2.34	0.156	348,000	0.156
US$0.254	10,000,000	4.38	0.254	–	–
US$0.406	1,000,000	4.88	0.406	–	–
US$0.679	400,000	4.75	0.679	–	–
	170,168,300	3.66	0.092	17,732,000	0.038

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,		
	2001	2002	2003
Risk free interest rate	2.97% -3.30%	2.91%	2.79%
Expected life (in years)	5 -10	5	5
Expected dividend yield	0%	0%	0%
Volatility	122% -155%	104% -108%	103% -111%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.085	0.008	0.128

18. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years ended December 31, 2001, 2002 and 2003:

	For the year ended December 31,		
	2001	2002	2003
Numerator:			
Net profit (loss) attributable to ordinary shareholders	(233,163,914)	16,301,638	322,872,724
Denominator:			
Weighted average number of ordinary shares outstanding, basic	3,013,419,400	3,051,395,100	3,122,257,952
Dilutive effect of employee stock options and convertible notes	-	76,442,800	179,053,547
Weighted average number of ordinary shares outstanding, diluted	3,013,419,400	3,127,837,900	3,301,311,499
Anti-dilutive effect of stock options	66,845,749	24,972,000	1,400,000
Anti-dilutive effect of convertible notes	-	-	51,921,080
Net earnings (loss) per share, basic	RMB(0.08)	RMB0.01	RMB0.10
Net earnings (loss) per share, diluted	RMB(0.08)	RMB0.01	RMB0.10

19. Commitments and Contingencies

(a) Commitments

As of December 31, 2003, future minimum lease and capital commitments were as follows:

	Office rental commitments	Server custody fee commitments	Capital commitments	Total
	RMB	RMB	RMB	RMB
2004	7,144,306	11,854,600	2,385,827	21,384,733
2005	5,182,717	92,500	-	5,275,217
2006	2,266,879	-	-	2,266,879
Beyond 2006	575,658	-	-	575,658
	15,169,560	11,947,100	2,385,827	29,502,487

In the years ended December 31, 2001, 2002 and 2003, the Company incurred rental expenses in the amounts of approximately RMB8.8 million, RMB7.4 million and RMB6.7 million, respectively. Capital commitments as at December 31, 2003 represented capital commitments contracted but not provided for in the financial statements.

19. Commitments and Contingencies (Cont'd)

(b) Insurance coverage

As of December 31, 2003, the Group had insurance coverage of approximately RMB44.5 million on its property, equipment and software.

(c) Litigation

Class Actions

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering as defendants. These complaints were subsequently consolidated into a single action. In general, the complaints alleged, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements.

The court preliminarily approved the settlement of this class action litigation on February 25, 2003, and all persons who purchased the Company's ADSs during the period from July 3, 2000 to August 31, 2001 were certified as a single class. The aggregate settlement amount for all claims in this litigation was US$4.35 million, which amount was paid by the Company in 2002 into an escrow account pending final court approval and charged to the consolidated statement of operations for the year ended December 31, 2002.

On May 16, 2003, the plaintiffs in the class action entered into a stipulation and agreement of settlement with the defendants. The definitive settlement of the class action litigation has been approved and declared final by the District Court.

19. Commitments and Contingencies (Cont'd)

(c) Litigation (cont'd)

Copyright Infringement Lawsuit

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China and the plaintiffs claimed damages of US$1.0 million. The Group intends to vigorously defend its position. Based on the legal advice it has obtained, the Group believes the ultimate resolution of this matter will not have a material financial impact on the Group.

Wells Notice

As previously disclosed by the Company, the staff of the U.S. Securities and Exchange Commission (SEC) has been conducting an investigation related to the Company's restatement of its financial statements for the year ended December 31, 2000. The Company subsequently announced that it received a "Wells notice" from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against the Company for alleged violations of the federal securities laws, which action the Company believes will be in connection with the circumstances relating to the restatement. The Company cannot predict at this time whether the SEC will bring charges against it or, if it does, the scope of such charges, the likelihood of its successfully defending any such action or the penalties which may be imposed on the Company.

20. Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. As such, the Group has restated its 2002 segment disclosures to conform with the change in segments that occurred in the third quarter of 2003. The following are the breakdowns of revenue for the years ended December 31, 2001, 2002 and 2003 and cost of revenue for the years ended December 31, 2002 and 2003. No comparative information of the breakdown of cost of revenue was presented for the year ended December 31, 2001 as the information is not readily available and it is impracticable to obtain. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

20. Segment Information (Cont'd)

	For the year ended December 31,		
	2001	2002	2003
	RMB	RMB	RMB
Total revenues:			
Online game services	–	37,053,414	203,246,114
Wireless value-added and other fee-based premium services	14,136,369	161,305,678	279,659,170
Advertising services	14,163,952	34,209,376	86,183,733
Total revenues	28,300,321	232,568,468	569,089,017
Business tax:			
Online game services	–	(1,852,671)	(10,162,395)
Wireless value-added and other fee-based premium services	(767,351)	(8,064,076)	(13,982,869)
Advertising services	(1,507,433)	(1,710,469)	(2,809,238)
Total Sales taxes	(2,274,784)	(11,627,216)	(26,954,502)
Net revenues:			
Online game services	–	35,200,743	193,083,719
Wireless value-added and other fee-based premium services	13,369,018	153,241,602	265,676,301
Advertising services	12,656,519	32,498,907	83,374,495
Total net revenues	26,025,537	220,941,252	542,134,515
Cost of revenues:			
Online game services		(15,530,501)	(20,873,502)
Wireless value-added and other fee-based premium services		(29,524,647)	(36,965,777)
Advertising services		(26,622,426)	(27,623,438)
Total cost of revenues	(60,058,488)	(71,677,574)	(85,462,717)
Gross profit (loss on revenues):			
Online game services		19,670,242	172,210,217
Wireless value-added and other fee-based premium services		123,716,955	228,710,524
Advertising services		5,876,481	55,751,057
Total gross profit (loss on revenues)	(34,032,951)	149,263,678	456,671,798
Share compensation cost included in cost of revenue by segments:			
Online game services	–	–	–
Wireless value-added and other fee-based premium services	–	1,908,125	–
Advertising services	–	–	–
	–	1,908,125	–

21. Subsequent Event

The Group entered into a series of agreements with Ling Yi in May 2004. Under these agreements, the Group provides technology services to Ling Yi for the operation of portion of the NetEase Web sites. These services include:

- Use of domain names;
- Use of copyrighted Web page layout;
- Use of registered trademarks; and
- Provision of technical and consulting services.

Under these agreements, substantially all of the income received by Ling Yi is paid to NetEase Beijing. In addition, NetEase Beijing has agreed to bear the operating costs of Ling Yi. Under the agreements with Ling Yi, the Group receives payments from Ling Yi for the technologies and services it provides. The effect of the accounting is that revenues that the Group records related to transactions with Ling Yi will not exceed the revenues that Ling Yi derives from unrelated parties. Based on these contractual arrangements, the Company has the right to enjoy all residual benefits and effectively bear the risk of operating losses of Ling Yi. As a result, the Company has determined that it is the primary beneficiary, as defined in FIN46, of Ling Yi and, accordingly, will consolidate the financial statements of Ling Yi from the date of the agreements.

Corporate Information

Corporate Information

Management Team

Ted Sun
Acting Chief Executive Officer

Denny Lee
Chief Financial Officer

Michael Tong
Executive Director

Wendy Foo
Senior Vice President
Sales and Marketing

Janelle Wu
Senior Vice President
Products

Zhan Zhonghui
Vice President
Online Games Business Department

Board of Directors

William Ding
Founder and Chief Architect
NetEase.com, Inc.

Ted Sun
Acting Chief Executive Officer
NetEase.com, Inc.

Denny Lee
Chief Financial Officer
NetEase.com, Inc.

Michael Tong
Executive Director
NetEase.com, Inc.

Ronald Lee
Co-Founder and Managing Director
BEENET

Donghua Ding *
Advisor
China Mobile (Shenzhen) Ltd.

Michael Leung *
Consultant
Koffman Securities

Joseph Tong *
Co-Founder and Director
TLM Apparel Co., Ltd.

* Member of audit committee

Corporate Headquarters
2/F, Tower B, Keeven International Research & Development Centre
No. 43 West Road North Third Ring Road
Haidian District
Beijing 100086, People's Republic of China

Shanghai Office
33/F Harbour Ring Plaza
18 Xi Zhang Zhong Road
Shanghai 200001, People's Republic of China

Guangzhou Office
36/F Peace World Plaza
362-366 Huan Shi Dong Road
Guangzhou 510060, People's Republic of China

Nasdaq Symbol: NTES
(American Depositary Shares, each of which represent
100 of our ordinary shares, trade on the Nasdaq
National Market)

Independent Public Accountants
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
18th Floor, North Tower
Beijing Kerry Centre
1 Guang Hua Lu, Chao Yang District
Beijing 100020, People's Republic of China

Legal Counsel
Morrison & Foerster
21/F, Entertainment Building
30 Queen's Road Central
Hong Kong

Transfer Agent
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Investor and Media Relations (corp.163.com)
Olive Wang
NetEase.com, Inc.
owang@corp.netease.com
(+8610) 8518 0163 x8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(+8621) 6218 3009 x238


power to the people



網易 NETEASE

power to the people

